The information in this preliminary prospectus supplement and accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-160210

SUBJECT TO COMPLETION, DATED JULY 31, 2009

PROSPECTUS SUPPLEMENT

(to Prospectus dated July 22, 2009)

4,855,000 Shares

Fuqi International, Inc.

Common Stock

We are offering 4,855,000 shares of our common stock at a price of $           per share.

Our common stock trades on The NASDAQ Global Market under the symbol “FUQI”. The last reported sale price of our common stock on July 30, 2009 was $22.95 per share.

Investing in our common stock involves risk. See “Risk Factors” beginning on page S-7 of this prospectus supplement and page 4 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus if truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us(1)	$	$

(1)	Merriman Curhan Ford & Co., an advisor to this offering, will receive a fee of $500,000 ($550,000 if the over-allotment option is exercised in full), which is included in the underwriting discounts and commissions. We have also agreed to reimburse the underwriters for certain of their expenses. See “Underwriting.”

We have granted the underwriters an option for a period of 30 days from the date of this prospectus supplement to purchase up to an additional 726,395 shares of our common stock on the same terms and conditions set forth above to cover over-allotments, if any.

The underwriters expect to deliver the shares of our common stock on or about                 , 2009.

Sole Book-Running Manager

William Blair & Company	Oppenheimer & Co.

Cowen and Company

Advisor

Merriman Curhan Ford & Co.

The date of this prospectus supplement is                 , 2009

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a “shelf” registration statement on Form S-3 (File No. 333-160210) that we filed with the Securities and Exchange Commission, or the SEC, and that was declared effective by the SEC on July 22, 2009. This prospectus supplement describes the specific details regarding this offering, including the price, the amount of our common stock being offered, certain risks of investing in our common stock and other items. The accompanying prospectus provides additional information. You should read this entire prospectus supplement as well as the accompanying prospectus and the documents incorporated by reference that are described under “Where You Can Find More Information” in this prospectus supplement and the accompanying prospectus. In the event that the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus prepared by or on behalf of us, or information to which we have referred you. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein is accurate only as of the respective dates of those documents in which the information is contained, regardless of the time of delivery of this prospectus supplement or of any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since those dates.

The terms “Fuqi,” “Company,” “we,” “our” or “us” in this prospectus supplement refer to Fuqi International, Inc. and its subsidiaries, unless the context suggests otherwise. Additionally, unless we indicate otherwise, references in this prospectus supplement to:

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“RMB” and “Renminbi” are to the legal currency of China; and

•	“$,” “US$” and “U.S. dollars” are to the legal currency of the United States.

ii

PROSPECTUS SUPPLEMENT SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference. This summary does not contain all the information you should consider before investing in our common stock. Before deciding to invest in shares of our common stock, you should read this entire prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein, including the discussion of “Risk Factors” and our consolidated financial statements and the related notes, before deciding to invest in shares of our common stock. Moreover, the information contained in this prospectus supplement includes “forward-looking statements,” which are based on current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments actually affecting us will be those anticipated. Please see page 1 of the accompanying prospectus for cautionary information regarding forward-looking statements.

Our Company

We are a leading designer, producer and seller of high quality precious metal jewelry in China. We develop, promote, manufacture and sell a broad range of products consisting of unique styles and designs made from gold and other precious metals such as platinum and Karat gold (K-gold). We also produce jewelry items that contain diamonds and other precious stones on a custom-order basis. Our products are competitively priced, high-quality and target the high-volume retail jewelry market and China’s growing middle-class. Our design database presently contains over 30,000 unique products, and our designs are continuously updated based on consumer trends in China. By continuously creating new designs and rapidly bringing them to market, we believe we are able to differentiate ourselves from our competitors and strengthen our brand identity.

We have historically sold our products directly to distributors, retailers and wholesalers, who then sell to consumers through both retail counters located in department stores and in traditional stand-alone jewelry stores. Our wholesale distribution network includes approximately 31 provincial distributors and more than 840 direct-sales distributors as of March 31, 2009. These distributors sell our products to local distributors, over 900 retail outlets and directly to end users in China. Our nationwide distribution network, significant relationships with retailers and self-operated multi-brand retail outlets allow us to test-market, promote and sell our products throughout the provinces in which we operate. During the years ended December 31, 2008, 2007 and 2006, no single customer generated more than 10% of our total net sales.

In order to expand our margins from direct sales to the consumer, we launched a retail strategy in 2007 focused on product categories that we believe will not compete with our existing sales channels. Our retail strategy currently focuses on finished diamond and other gemstone jewelry designed to appeal to China’s younger, urban customers, who are generally better educated and influenced more by Western culture than older consumers. Our retail locations are either stand alone stores or counters that we lease inside department or similar stores. During 2008, we opened and/or acquired 56 retail counters and acquired seven retail stores. A majority of the retail locations acquired in 2008 resulted from the Temix branded jewelry store chain that we acquired in August 2008 from two jewelry companies (the “Temix Companies”). The Temix Companies are a branded jewelry store chain that offer high quality diamond products with seven standalone stores and 43 store counters within department stores in Beijing and Shanghai. As of March 31, 2009, we had 69 jewelry retail counters and stores in China. During the remainder of 2009, we intend to open new retail locations throughout the PRC by leasing unoccupied space, acquiring existing leases from third parties and/or acquiring the existing jewelry operations of third parties that occupy retail space. For the year ended December 31, 2008, wholesale jewelry sales accounted for approximately 97% of our revenue and the remainder was attributable to retail sales.

From 2006 to 2008, our total revenue increased from $92.4 million to $367.6 million, a compound annual growth rate, or CAGR, of 99.5%. Our total revenue increased 41.0% to $109.4 million for the quarter ended March 31, 2009 from $77.6 million for the corresponding period in 2008. Our net income has grown at a 119.3% CAGR from $5.8 million in 2006 to $27.9 million in 2008 and increased 51.6% to $9.7 million for the quarter ended March 31, 2009 from $6.4 million for the corresponding period in 2008.

Our company is headquartered in the city of Shenzhen, in southern China, where we have a large-scale production base that includes a modern factory of more than 53,000 square feet, dedicated senior design, sales and marketing teams, and as of December 31, 2008 we had approximately 1,253 employees, including approximately 805 company-trained production workers.

Our Industry

China is the second largest gold consumer and the largest platinum jewelry market in the world. In 2008, domestic sales of jewelry in China amounted to approximately US$14.9 billion. We believe that gold jewelry is an important part of Chinese culture. Historically, many families in China have sought to preserve wealth and maintain traditions through the collection of gold jewelry given as presents and during celebrations. In recent years, China’s younger generations, in particular, have bought into consumerism more than their predecessors and been attracted to fashionable products and high-end merchandise marketed to the wealthy, upper-middle and middle-market consumers. The expansion of China’s market is also due, in part, to the country’s rapid economic growth. According to the National Bureau of Statistics of China, China’s real gross domestic product, or GDP, grew by 9.0%, 11.4% and 11.1% in 2008, 2007 and 2006, respectively. China has a large population including a rapidly expanding middle-class and younger, urban consumer bases which offer a large pool of potential consumers. Economic growth in China has led to greater levels of personal disposable income and increased spending among China’s expanding middle-class consumer base.

Our Competitive Strengths

We believe we have the following competitive strengths:

An established leader and brand name in the growing China jewelry market.    We are a leading designer, producer and seller of high quality precious metal jewelry in the large and growing China jewelry market. We believe our vertically integrated sales operations, which include product development, sales and marketing, and order fulfillment and delivery, allow us to effectively reach consumers and increase sales throughout China. We have an established and well-recognized brand. We have received various governmental awards with respect to our brand, including recognition by the China Light Product Quality Assurance Center as a “Chinese Famous Brand,” which is reserved for the top ten most recognized brands of the jewelry industry in China, and recognition as a “China Top Brand” by General Administration of Quality Supervision, Inspection and Quarantine of the People’s Republic of China. We believe that governmental awards and other forms of recognition raise brand recognition for our products.

Established wholesale channel and expanding retail channel.    Our distribution network, significant relationships with retailers and self-operated multi-brand retail outlets allow us to test-market, promote and sell our products throughout the provinces in which we operate. Our wholesale distribution network includes approximately 31 provincial distributors and more than 840 direct-sales distributors as of March 31, 2009. These distributors sell our products to local distributors, over 900 retail outlets and directly to end users in China. We have also been growing our retail channel and as of March 31, 2009, we had 69 jewelry retail outlets in China consisting of seven stores and 62 counters.

Unique design capabilities and large product design database.    We continuously update, design and produce new styles of jewelry and currently carry more than 30,000 product styles, which have grown at a rate of approximately 3,500 styles per annum in recent years. Our in-house designers originate many of our designs. They are educated at art schools or colleges in China and have gained an average of three to five years of experience from other jewelry companies. In generating new design ideas, our designers research and study designs that are popular in China and worldwide, design and market research through various forms, including trade expositions, industrial magazines and the Internet and also receive feedback from, and respond to, our customers’ needs. We assign serial numbers to each of our product styles, and we maintain an information management system utilizing a product database.

High quality manufacturing.    We have a large-scale production base that includes a modern factory of more than 53,000 square feet, a dedicated senior design team, and approximately 805 company-trained production workers as of December 31, 2008. Our production lines include automated jewelry processing equipment, procedures and staged manufacturing that can be rapidly modified to accommodate new designs and styles. We have received several accreditations from The International Organization for Standardization (ISO), including ISO 9001 and ISO 14000, attesting to our quality management requirements, manufacturing safety, controls, procedures and environmental performance.

Experienced management team.    Our senior management team has extensive business and industry experience. Mr. Yu Kwai Chong, our Chief Executive Officer, has over 20 years of experience in China’s jewelry industry, which includes serving as a General Manager of Gao De, one of China’s first state-owned jewelry manufacturing and wholesaling companies, from 1993 to 1996. Mr. Ching Wan Wong, our Chief Financial Officer, has over 15 years of industry experience, particularly in financial management of business operations. Mr. Lie Xi Zhuang, our Chief Operating Officer, has over 15 years of experience in manufacturing and operations. Other members of our senior management team have significant experience with respect to other key aspects of our operations, including product design, manufacturing, and sales and marketing. Our co-founders, Mr. Chong and Mr. Zhuang have worked together for more than 15 years, which includes working together at Shenzhen Gao De Gold and Silver Jewelry Company prior to starting the company.

Our Growth Strategy

Our goal is to be the leading vertically integrated designer, manufacturer, and retailer of jewelry in China. We intend to achieve our goal by implementing the following strategies:

Aggressively pursue new wholesale distribution channels.    We intend to broaden the scope of our distribution arrangements to increase sales penetration in targeted markets including provinces we have not historically served. We intend to select additional distributors to access provinces that are candidates for our jewelry products. Also, we believe that once we have established broad brand awareness, more distributors from remote areas will seek access to our products through our wholesale channel.

Aggressively expand our direct retail channels.    We believe that China represents an excellent opportunity for our expansion into the direct retail market and is a viable method to increase our sales, profitability and market exposure. We have developed and are executing a retail sales plan aimed at gaining market share in the growing consumer market in China. We intend to acquire leases and open new stores in markets that we believe have a sufficient concentration of our target customers. Our retail expansion program is designed to reach new and existing customers through the opening of new retail locations and through the introduction of new jewelry designs, including our gemstone jewelry line. Retail locations have been determined on the basis of various factors, including geographic location, demographic studies and other jewelry stores or counters in the vicinity of a retail location.

Expand existing and new product offerings.    Since the commencement of our jewelry operations in 2001, we have expanded our line of products from basic gold jewelry to a range of products that include rings, bracelets, necklaces, earrings and pendants made from precious metals such as platinum, gold and Karat gold (K-gold). We also manufacture jewelry with diamond and other precious stone inlays, in addition to gold coins and gold bars. We continuously design and produce new styles of jewelry and have grown at a rate of approximately 3,500 styles per annum in recent years. We offer diamond products and intend to expand product offerings to include jade and other gemstone products.

Enhance marketing and promotion efforts to increase brand awareness.    We continue to devote our efforts towards brand development and utilize marketing concepts in an attempt to enhance the marketability of our products. During the past several years, we have carried out a wholesale and retail brand development strategy based on product quality and design excellence. We have launched advertising campaigns with television commercials and we have placed advertisements in major magazines throughout China to promote our jewelry products. We have also participated and intend to continue to participate in various exhibitions and similar promotional events to promote our products and brand. We are working with professional advertising agents to develop and implement media strategies to further strengthen brand awareness of “Fuqi” and “Temix”. Generally the Temix brand targets a more “modern” consumer at relatively higher price points, while the Fuqi brand focuses on a more “traditional” customer base.

Risk Factors

Please see “Risk Factors” starting on page S-7 and page 4 of the accompanying prospectus to read about factors you should consider carefully before deciding to invest in shares of our common stock.

Company Information

Our company, Fuqi International, Inc., operates through our wholly-owned subsidiary, Fuqi International Holdings Co., Ltd., a British Virgin Islands corporation, and its wholly-owned subsidiary, Shenzhen Fuqi Jewelry Co., Ltd., a company established under the laws of China. Fuqi International, Inc. effected a reverse merger transaction in November 2006 and subsequently reincorporated in Delaware on December 8, 2006.

Our principal executive offices are located at 5/F., Block 1, Shi Hua Industrial Zone, Cui Zhu Road North, Shenzhen, 518019, People’s Republic of China. Our telephone number is +86 (755) 2580-1888. Our website is located at www.fuqi.com.cn. Information contained on, or that can be accessed through, our website is not part of this prospectus.

The Offering

Common stock offered by us	4,855,000 shares

Common stock to be outstanding immediately after this offering	26,902,261 shares

NASDAQ Global Market symbol	“FUQI”

Use of proceeds	For general corporate purposes, including expansion of our retail business, capital expenditures, working capital and possible acquisitions and investments in complementary business and product lines. See “Use of Proceeds” on page S-9.

The total number of shares of common stock outstanding after this offering is based on 22,047,261 shares outstanding as of July 20, 2009. This number excludes an aggregate of up to 4,100,024 shares comprised of:

•	1,110,364 shares of our common stock issuable upon exercise of options outstanding as of July 20, 2009 at a weighted average exercise price of $7.99 per share; and

•	2,989,660 shares of common stock available for future grants under our 2009 Omnibus Incentive Plan.

See “Description of Common Stock” and “Delaware Anti-Takeover Law and Charter Provisions” in the accompanying prospectus for information regarding our common stock, our certificate of incorporation and related Delaware law matters.

Unless we indicate otherwise, the information in this prospectus supplement assumes that the underwriters will not exercise their over-allotment option to purchase up to 726,395 additional shares of common stock from us.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth our summary financial data for the periods indicated. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes incorporated by reference into this prospectus supplement. Historical financial information may not be indicative of our future performance and the results for the three months ended March 31, 2009 are not necessarily indicative of the results that may be expected for the full fiscal year.

CONSOLIDATED STATEMENT OF INCOME DATA:

	Three months ended March 31,		Year ended December 31,
	2009	2008	2008(1)	2007	2006
	(unaudited)
	(in thousands, except for share and per share data)
Net sales	$109,360	$77,566	$367,605	$145,559	$92,409
Cost of sales	91,309	68,756	322,621	129,045	83,619
Gross profit	18,051	8,810	44,984	16,514	8,790
Total operating expenses	5,516	1,906	11,625	4,024	1,284
Income from operations	12,535	6,904	33,359	12,490	7,506
Total other income (expenses)	(307)	613	1,381	3,123	(716)
Income before provision for income taxes	12,228	7,517	34,740	15,613	6,790
Provision for income taxes	2,568	1,122	6,861	2,097	995
Net income	9,660	6,395	27,879	13,516	5,795
Other comprehensive income—foreign currency translation adjustments	(14)	3,966	6,635	2,553	288
Comprehensive income	9,646	10,361	34,514	16,069	6,083
Earnings per share—basic	$0.45	$0.31	$1.32	$0.96	$0.51
Earnings per share—diluted	$0.45	$0.31	$1.32	$0.86	$0.50
Weighted average number of common shares—basic	21,465,176	20,924,843	21,142,457	14,105,791	11,260,544
Weighted average number of common shares—diluted	21,465,176	20,924,843	21,142,457	15,627,494	11,631,549

As of March 31, 2009
CONSOLIDATED BALANCE SHEET DATA:
Cash	$53,973
Total assets	207,697
Total liabilities	61,209
Stockholders’ equity	146,488

(1)	The results of operations for 2008 reflect the results of operations associated with our acquisition of substantially all of the assets of the Temix Companies since that acquisition was completed in August 2008. See Note 2 of the notes to our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 10-K for the year ended December 31, 2008 incorporated by reference herein for additional information.

RISK FACTORS

An investment in our common stock involves a high degree of risk. In addition to the following risk factors, you should carefully consider the risks, uncertainties and assumptions discussed under “Risk Factors” in the accompanying prospectus as well as those described in Item 1A of our annual report on Form 10-K for the fiscal year ended December 31, 2008 and in other documents that we subsequently file with the SEC that update, supplement or supersede such information, which documents are incorporated by reference into this prospectus supplement. See “Where You Can Find More Information.” Additional risks not presently known to us or which we consider immaterial based on information currently available to us may also materially adversely affect us. If any of the events anticipated by the risks described herein occur, our results of operations and financial condition could be adversely affected which could result in a decline in the market price of our common stock, causing you to lose all or part of your investment.

Risks Related to this Offering and Ownership of our Common Stock

Factors that could affect an investment in our common stock include the following:

•

The market price for our common stock may be volatile.    The trading price of our common stock may fluctuate widely in response to various factors, some of which are beyond our control. These factors include, in addition to the risk factors incorporated by reference herein, our quarterly operating results or the operating results of other companies in our industry, announcements by us or our competitors of acquisitions, new products, product improvements, commercial relationships, intellectual property, legal, regulatory or other business developments, and changes in financial estimates or recommendations by stock market analysts regarding us or our competitors. In addition, the stock market in general, and the market for companies based in China in particular, has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated or disproportionate to their operating performance. These broad market fluctuations may have a material adverse effect on our stock price, regardless of our operating results.

•

Our quarterly results may be volatile.    Our operating results have varied on a quarterly basis during our operating history and are likely to fluctuate significantly in the future. Many factors, including the risk factors incorporated by reference herein, could cause our revenues and operating results to vary significantly in the future. Many of these factors are outside of our control. Accordingly, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful. Investors should not rely on the results of one quarter as an indication of our future performance. If our results of operations in any quarter do not meet analysts’ expectations, our stock price could materially decrease.

•

Future sales of our stock could depress the market price of our common stock.    Future sales of shares of our common stock could adversely affect the prevailing market price of our stock. If our significant stockholders sell a large number of shares, or if we issue a large number of shares, the market price of our stock could significantly decline. Moreover, the perception in the public market that stockholders might sell shares of our stock could depress the market for our shares.

•

Purchasers in this offering will experience immediate and substantial dilution in net tangible book value.    The assumed public offering price will be substantially higher than the net tangible book value per share of our outstanding shares of common stock. As a result, investors purchasing shares of our common stock in this offering will incur immediate dilution of $             per share, based on the public offering price of $             per share and our tangible net book value per share as of March 31, 2009. Investors purchasing shares of our common stock in this offering will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities.

•

Our management has broad discretion as to the use of the net proceeds from this offering and may allocate the net proceeds of this offering in ways that you or other stockholders may not approve.    We have not determined the specific amounts we plan to spend on any of the uses described in “Use of Proceeds” or the timing of these expenditures. Failure by our management to apply these funds effectively could adversely affect our ability to maintain and expand our business. In the event management does not apply these funds effectively, your investment in our common stock may not result in a favorable return.

•

Our principal stockholder has the ability to exert significant control in matters requiring a stockholder vote and could delay, deter or prevent a change of control in our company.    As of June 30, 2009, Mr. Yu Kwai Chong, our Chief Executive Officer and our largest stockholder, beneficially owned more than 50% of our outstanding shares. Following completion of this offer, Mr. Chong will beneficially own approximately 41.7% of our outstanding shares (40.6% if the underwriters’ over-allotment option is exercised in full). Mr. Chong possesses significant influence over us, giving him the ability, among other things, to effectively control the election of all or a majority of the Board of Directors and to approve significant corporate transactions. Such stock ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company. Without the consent of Mr. Chong, we could be prevented from entering into potentially beneficial transactions if they conflict with our major stockholder’s interests. The interests of this stockholder may differ from the interests of our other stockholders.

•

Certain provisions of Delaware law and of our certificate of incorporation and by-laws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.    In addition to our concentrated beneficial ownership, our certificate of incorporation and by-laws contain provisions that could have an anti-takeover effect, such as providing our Board of Directors with the ability to alter our by-laws without stockholder approval, providing for an advance notice procedure with regard to the nomination of candidates for election as directors and with regard to business to be brought before a meeting of stockholders, and authorizing vacancies on our Board of Directors to be filled by a majority of directors in office, although less than a quorum, and allow us to issue preferred stock with rights senior to those of our common stock without any further vote or action by our stockholders. In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which could have the effect of delaying, deterring or preventing a change in control of us. See “Delaware Anti-Takeover Law and Charter Provisions” in the accompanying prospectus.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

On October 23, 2007, we completed our initial public offering and our common stock began trading on The NASDAQ Global Market under the symbol “FUQI”. Prior to October 23, 2007, our shares of common stock were not listed or quoted for trading on any national securities exchange or national quotation system.

The following table sets forth, for the time periods indicated, the high and low sales prices of our common stock as reported on The NASDAQ Global Market.

	High	Low
Year Ended December 31, 2007:
Fourth Quarter (from listing on October 23, 2007)	$11.75	$6.02

Year Ended December 31, 2008:
First Quarter	$10.65	$6.07
Second Quarter	11.95	6.02
Third Quarter	11.65	7.02
Fourth Quarter	8.77	5.12

Year Ended December 31, 2009:
First Quarter	$7.89	$3.31
Second Quarter	21.73	4.42
Third Quarter (through July 30, 2009)	24.00	15.04

The closing per share trading price of our common stock on July 30, 2009 on The NASDAQ Global Market was $22.95. As of July 17, 2009, we had approximately 192 common stockholders of record.

We have not paid and do not expect to declare or pay any cash dividends on our common stock in the foreseeable future, and we currently intend to retain future earnings, if any, to finance the expansion of our business. The decision whether to pay cash dividends on our common stock will be made by our board of directors, in their discretion, and will depend on our financial condition, operating results, capital requirements and other factors that the board of directors considers significant. Payment of dividends by Fuqi China is further restricted under the provisions of our existing loan agreements, which prohibit Fuqi China from paying any dividends or making any other distributions to Fuqi BVI without the consent of the lenders.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $             million from the sale of 4,855,000 shares of our common stock in this offering, or $             million if the underwriters exercise their over-allotment option in full, based on a public offering price of $             per share after deducting the estimated expenses related to this offering and the underwriting discounts and commissions payable by us.

We intend to use the net proceeds for general corporate purposes, including expansion of our retail business, capital expenditures, working capital and possible acquisitions and investments in complementary businesses and product lines. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2009:

•	on an actual basis; and

•

on an as-adjusted basis to reflect the receipt of the estimated net proceeds from our sale of 4,855,000 shares of common stock in this offering, based on the public offering price of $         per share, and after deducting underwriting commissions and estimated offering expenses paid or payable by us.

This table should be read in conjunction with our financial statements and the related notes, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	March 31, 2009
	Actual	As-Adjusted
	(in thousands)
Stockholders’ Equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized, 0 shares issued and outstanding at March 31, 2009	$—		$—
Common stock, $0.001 par value, 100,000,000 shares authorized, 22,005,509 shares outstanding at March 31, 2009, and 26,860,509 shares issued and outstanding on an as-adjusted basis at March 31, 2009(1)	22
Additional paid-in capital	82,515
Accumulated foreign currency translation adjustments	9,607		9,607
Retained earnings	54,344		54,344

Total stockholders’ equity	$146,488	$

Total capitalization	$146,488	$

(1) The number of shares of common stock shown in the preceding table to be outstanding after this offering is based on 22,005,509 shares outstanding as of March 31, 2009, which excludes:

•	841,776 shares of our common stock issuable upon exercise of options outstanding as of March 31, 2009 at a weighted average exercise price of $8.65; and

•	1,525,088 shares of common stock that were available for grant under our 2007 Equity Incentive Plan as of March 31, 2009.

SELECTED CONSOLIDATED FINANCIAL DATA

The following consolidated statement of income data for each of the three years ended December 31, 2008 is derived from our audited consolidated financial statements included in our annual report on Form 10-K for the fiscal year ended December 31, 2008, as amended, which is incorporated by reference herein. The balance sheet data as of December 31, 2006 has been derived from audited financial statements that are not included in our annual report on the 2008 Form 10-K. The following summary unaudited condensed consolidated statement of income data for the three months ended March 31, 2009 and 2008 and unaudited condensed consolidated balance sheet data as of March 31, 2009 is derived from our unaudited interim condensed consolidated financial statements included in our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2009, which is incorporated by reference herein. In the opinion of management, our unaudited condensed consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments, that management considers necessary for a fair presentation of the financial position and the results of operations for these periods. Historical financial information may not be indicative of our future performance and the results for the three months ended March 31, 2009 are not necessarily indicative of the results that may be expected for the full fiscal year. This information should be read in conjunction with our annual report on Form 10-K for the year ended December 31, 2008, as amended, and our quarterly report on Form 10-Q for the quarter ended March 31, 2009, including the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes appearing in each of those reports.

	Three months ended March 31,		Year ended December 31,
	2009	2008	2008(1)	2007	2006
	(unaudited)
	(in thousands, except for share and per share data)
CONSOLIDATED STATEMENT OF INCOME DATA:
Net sales
Wholesale and distribution	$96,826	$76,358	$356,471	$144,314	$92,409
Retail	12,534	1,208	11,134	1,245	—

	109,360	77,566	367,605	145,559	92,409
Cost of sales
Wholesale and distribution	82,633	67,806	313,645	128,110	83,619
Retail	8,676	950	8,976	935	—

	91,309	68,756	322,621	129,045	83,619

Gross profit	18,051	8,810	44,984	16,514	8,790
Operating expenses:
Selling and marketing	2,982	397	4,910	1,105	490
General and administrative	2,534	1,509	6,715	2,919	794

Total operating expenses	5,516	1,906	11,625	4,024	1,284

Income from operations	12,535	6,904	33,359	12,490	7,506

Other income (expenses):
Interest expense	(418)	(363)	(1,437)	(1,239)	(799)
Interest income	28	9	123	166	70
Change of fair value on inventory loan payable	—	—	—	(46)	—
Loss on disposal of fixed assets	—	—	—	—	—
Exemption of tax liabilities and estimated penalty payable	—	—	—	4,162	—
Gain from derivative instrument	78	841	2,362	80	—
Miscellaneous	5	126	333	—	13

Total other income (expenses)	(307)	613	1,381	3,123	(716)

Income before provision for income taxes	12,228	7,517	34,740	15,613	6,790
Provision for income taxes	2,568	1,122	6,861	2,097	995

Net income	9,660	6,395	27,879	13,516	5,795
Other comprehensive income—foreign currency translation adjustments	(14)	3,966	6,635	2,553	288

Comprehensive income	$9,646	$10,361	$34,514	$16,069	$6,083

Earnings per share—basic	$0.45	$0.31	$1.32	$0.96	$0.51

Earnings per share—diluted	$0.45	$0.31	$1.32	$0.86	$0.50

Weighted average number of common shares—basic	21,465,176	20,924,843	21,142,457	14,105,791	11,260,544

Weighted average number of common shares—diluted	21,465,176	20,924,843	21,142,457	15,627,494	11,631,549

CONSOLIDATED BALANCE SHEET DATA (AT PERIOD END):
Cash	$53,973	$28,857	$56,570	$63,294	$13,355
Total assets	207,697	135,549	194,849	122,715	31,125
Total liabilities	61,209	27,779	58,019	25,455	20,180
Total stockholders’ equity	146,488	107,770	136,830	97,260	10,945

(1)	The results of operations for 2008 reflect the results of operations associated with our acquisition of substantially all of the assets of the Temix Companies since that acquisition was completed in August 2008. See Note 2 of the notes to our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 10-K for the year ended December 31, 2008 incorporated by reference herein for additional information.

BUSINESS

Overview

We are a leading designer, producer and seller of high quality precious metal jewelry in China. We develop, promote, and sell a broad range of products consisting of unique styles and designs made from gold and other precious metals such as platinum and Karat gold (K-gold). We also produce jewelry items that contain diamonds and other precious stones on a custom-order basis. Our design database presently contains over 30,000 unique products, and is continuously innovated and changed based upon consumer trends in China. By continuously creating new designs and rapidly bringing them to market, we believe we are able to differentiate ourselves from our competitors and strengthen our brand identity.

Our distribution network, significant relationships with retailers and self-operated multi-brand retail outlets allow us to test-market, promote and sell our products throughout the provinces in which we operate. We have a well-established wholesale platform and have strategically expanded to the retail business, giving us a fully integrated value chain from wholesale distribution to retail sales. We believe our vertically integrated sales operations, which include product development, sales and marketing, and order fulfillment and delivery, allow us to effectively reach consumers and increase sales throughout China.

We have historically sold our products directly to distributors, retailers and wholesalers, who then sell to consumers through both retail counters located in department stores and in traditional stand-alone jewelry stores and are primarily designed to appeal to China’s growing middle class, with an emphasis on young women consumers. Demand for jewelry is also influenced by Chinese culture as a result of historical traditions and customs, creating a market for customary gifts of jewelry for major events such as weddings.

In order to expand our margins from direct sales to the consumer, we launched a retail strategy in 2007 focused on product categories that we believe will not compete with our existing sales channels. Our retail strategy currently focuses on finished diamond and other gemstone jewelry, which we have previously provided only on a custom-order basis and which has historically represented only a nominal percentage of our overall sales. Our finished gemstone jewelry products are primarily designed to appeal to China’s younger, urban customers, who are generally better educated and influenced more by Western culture than older consumers.

We intend to open new retail locations by leasing unoccupied space, acquiring existing leases from third parties and/or acquiring the existing jewelry operations of third parties that occupy retail space. During 2008, we opened and/or acquired 56 retail counters and acquired seven retail stores. These new counters and stores are located in municipalities and provincial capitals throughout China. A majority of our retail locations were acquired in August 2008 when we started to operate the Temix branded jewelry store chain that we acquired from the Temix Companies two jewelry companies, Shanghai Tian Mei Jewelry Co. Ltd. and Beijing Yinzhong Tian Mei Jewelry Co. Ltd. (collectively known as the “Temix Companies”). The Temix Companies are a branded jewelry store chain that offer high quality diamond products with 50 outlets located primarily in Beijing and Shanghai. Of the 50 outlets, seven are standalone stores and 43 are store counters within department stores. We intend to further expand our retail locations in the southwest region of China in such places as Nanjing, Hangzhou, Tianjing and Chengdu. We also have engaged professional creative and media agencies to strengthen our retail brand strategy.

As of March 31, 2009, we had a total of 69 jewelry retail counters and stores in China located primarily in Beijing, Shanghai and Ningbo. During the remainder of 2009, we intend to open and/or acquire additional retail counters and retail stores throughout the PRC. However, we intend to continually monitor the results of operations of our current outlets and we may, from time to time, close outlets that we believe are under performing and replace such outlets with more desirable locations in order to maintain our profitability and cash liquidity. Our retail counters and shops have operating leases that typically have a term in a range of six months to one year with an option of extensions, though the terms of the leases can be longer. A majority of the leases require a rental payment that is contingent on a percentage of the sales generated at the retail location, while a smaller number of the leasing agreements provide for the payment of fees under a fixed rate rent.

For the year ended December 31, 2008, wholesale jewelry sales accounted for approximately 97% of our revenue and the remainder was attributable to retail sales. We believe our expansion into the retail market will provide us with:

•	direct access to the consumer market, allowing us to respond more rapidly to changing consumer tastes;

•	an opportunity to grow our revenue base as we roll out our retail strategy;

•	improved net margins from higher markups in the retail market; and

•	increased brand awareness.

Our company is headquartered in the city of Shenzhen, in southern China, where we have a large-scale production base that includes a modern factory of more than 53,000 square feet, a dedicated senior design, sales and marketing team, and as of December 31, 2008 we had approximately 1,253 employees, including approximately 805 company-trained production workers.

China Jewelry Industry

China’s market for jewelry and other luxury goods is expanding, due in part to the country’s rapid economic growth. According to the National Bureau of Statistics of China, China’s real gross domestic product, or GDP, grew by 9.0%, 11.4% and 11.1% in 2008, 2007 and 2006, respectively. Economic growth in China has led to greater levels of personal disposable income and increased spending among China’s expanding middle-class consumer base.

China is one of the world’s largest consumers of luxury goods. Historically, many families in China have sought to preserve wealth and maintain traditions through the collection of gold jewelry given as presents and during celebrations. In recent years, China’s younger generations, in particular, have bought into consumerism more than their predecessors and been lured by fashionable products and high-end merchandise marketed to the wealthy, upper-middle and middle-market consumers. In 2008, domestic sales of jewelry in China amounted to approximately US$14.9 billion. In 2008, platinum demand for jewelry in China was estimated at approximately 0.85 million ounces, accounting for 62% of the global total of 1.365 million ounces. As a result, China became the second largest gold consumer and the largest platinum jewelry market in the world.

Our Strategy

Our goal is to be the leading vertically integrated designer, manufacturer, and retailer of jewelry in China. We intend to achieve our goal by implementing the following strategies:

Aggressively pursue new wholesale distribution channels

We intend to broaden the scope of our distribution arrangements to increase sales penetration in targeted markets including markets we have not historically served. We intend to select additional distributors to access additional markets and retail outlets that are candidates for our jewelry products. Also, we believe that once we have established broad brand awareness, more distributors from remote areas will seek access to our products through our wholesale channel.

We have developed and are executing a retail sales plan aimed at gaining market share in the growing consumer market in China. We intend to acquire leases and open new stores in markets that we believe have a sufficient concentration of our target customers. Our retail expansion program is designed to reach new and existing customers through the opening of new retail locations and through the introduction of new jewelry designs, including our gemstone jewelry line. Retail locations have been determined on the basis of various factors, including geographic location, demographic studies and other jewelry stores or counters in the vicinity of a retail location.

Our retail expansion strategy is designed not to conflict with our existing distributors. For example, generally we sell our traditional gold jewelry products to distributors who then sell them to department stores. The department stores display these products in a retail counter typically owned by the department stores. In most cases there are other counters in the department stores that are owned by third-party companies that sell non-competing products to our gold jewelry products, such as finished gemstone jewelry items. These third-party counters are our targets for the acquisition of leases, which means we would generally not compete with our distributors or with the department stores. Also, we initially plan to open stores at retail outlets not currently offering our products. In this way we hope to increase market penetration and maintain positive relationships with our distributors.

We believe that China represents an excellent retail sales opportunity for our own expansion into the retail market for various reasons that include:

•	large pool of potential consumers—China has a large population including a rapidly expanding middle-class and younger, urban consumer bases.

•

changing consumer preferences—we believe that Chinese consumers are embracing a more Western view of jewelry as a fashion accessory while also valuing the more traditional view of jewelry as an investment.

•	growing jewelry market—China’s jewelry market has experienced significant growth.

•	large retail market—China’s retail sales market is one of largest in the world.

•

favorable regulatory changes—as a member of the World Trade Organization (WTO), China has eliminated a number of restrictions on foreign ownership and operations of retail stores. Tariffs on colored gemstones, gold, silver and pearls have been reduced in the past and economic and trade relationships between China and other major economic powers have generally been liberalized.

•	increased profit potential—we believe that the retail market is a viable method to increase our sales profitability and market exposure.

Expand existing and new product offerings

Since the commencement of our jewelry operations in 2001, we have expanded our line of products from basic gold jewelry to a range of products that include rings, bracelets, necklaces, earrings and pendants made from precious metals such as platinum, gold, palladium and Karat gold (K-gold). We also manufacture jewelry with diamond and other precious stone inlays, in addition to gold coins and gold bars.

Our jewelry product series include the following:

•	Gold Series. This series only includes 24-karat gold, and includes gold ornaments, gold bars, gold coins, gifts, other gold charms and customized products.

•

Platinum Series (pt). This series includes pt990, pt950 and pt900 products. The quality markings for platinum are based on parts per thousand. For example, the marking pt900 means that 900 parts out of 1000 are pure platinum, or in other words, the item is 90% platinum and 10% other metals.

•	K-Gold Series. This series is primarily derived from Italian-influenced arts and designs.

•

Gemstone Jewelry Series. This series consists of jewelry made from pt950, pt900, 18K gold, 14K gold and other customer-designated rare metals inlaid with diamonds, emerald, jade and semi-precious stones. We originally produced gemstone jewelry products on a custom-order basis only, but we have recently expanded our production to include new lines of gemstone jewelry products for sale in our retail outlets.

Our in-house designers originate many of our designs. They are educated at art schools or colleges in China and have gained an average of three to five years of experience from other jewelry companies. In generating new design ideas, our designers research and study designs that are popular in China and worldwide. Our designers conduct design and market research through various forms, including trade expositions, industrial magazines and the Internet. They also receive feedback from, and respond to, our customers. We continuously design and produce new styles of jewelry and currently carry more than 30,000 product styles, which have grown at a rate of approximately 3,500 styles per annum in recent years. We assign serial numbers to each of our products styles, and we maintain an information management system utilizing a product database. Since 2004, we have typically provided over 300 new designs every month to our wholesale customers.

In the coastal cities of China, we believe the demand for platinum and gemstone products has been increasing. In order to capitalize on the growth of demand, we intend to develop platinum as the primary metal from which our jewelry is manufactured. In 2006, we began to shift our product line to produce more platinum jewelry and we intend to invest in the development of a new production line to produce studded platinum jewelry. The production cycle of platinum products is five to seven days while the cycle for gold products is about two days. As such, more working capital will be needed to support this shift of product mix.

We offer diamond products in our retail locations and intend to expand product offerings to include jade, and other gemstone products. These products usually have a longer turnover period of at least four to six months but offer higher margins. We believe that it is critical for us to expand our product lines to include these products to be sold in our own retail outlets and to our wholesale customers. We will analyze sales data at all our retail outlets and determine the best product mix a particular outlet will carry to achieve the highest sales revenue. Our new diamond jewelry production line will be sold primarily through our retail outlets.

Enhance marketing and promotion efforts to increase brand awareness

We continue to devote our efforts towards brand development and utilize marketing concepts in an attempt to enhance the marketability of our products. During the past several years, we have carried out a wholesale and retail brand development strategy based on product quality and design excellence. We have launched advertising campaigns with television commercials and we have placed ads in major magazines throughout China to promote our jewelry products. We have also participated and intend to continue to participate in various exhibitions and similar promotional events to promote our products and brand. We are working with professional advertising agents to develop and implement media strategies to further strengthen brand awareness of “Fuqi” and “Temix”. Generally the Temix brand targets a more “modern” consumer at relatively higher price points, while the Fuqi brand focuses on a more “traditional” customer base.

Product Pricing

The wholesale pricing of our products is based on three primary components: price of raw materials used, processing fee, and design fee. The price of the raw materials for our jewelry highly depends on the spot price of the raw materials (e.g., gold and platinum) at the time the jewelry is sold. The amount charged as a design fee is determined by management based on various criteria, including market conditions, and production complexity, popularity and uniqueness of the design. Management meets on a monthly basis to determine the design fees charge rate, which generally ranges from 6% to 10% of the price of raw materials. The processing fee ranges from 2% to 3% of the price for the raw materials. We pay business tax on our design fee. We also pay a value added tax on the raw materials and processing fee, which we bill to our customers and remit to the local tax authority on a monthly basis. The sales amounts reported in the statements of income are net of the value added tax. The invoices that we provide to our wholesale customers itemize these raw material costs and design and processing fees that make up the total cost charged to them. The retail mark up from the wholesale price is approximately 30%, depending on the complexity of design and other factors.

Credit Terms

We offer certain of our customers credit terms for payment although certain of our customers provide us with cash advances against future delivery of our products. We have traditionally granted credit to a customer if the customer has been in existence for at least five years and/or has been doing business with us for at least three years. More recently, we have increased credit decisions to new customers on credit checks from various sources, including department store operators and industry participants. We attempt to reduce our credit risk by reviewing a customer’s credit history before extending credit and by continually monitoring the customer’s credit exposure. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Allowance for doubtful accounts is based on our assessment of the collectibility of specific customer accounts, the aging of accounts receivable, our history of bad debts, and the general condition of the industry. If a major customer’s credit worthiness deteriorates, or our customers’ actual defaults exceed historical experience, our estimates could change and impact our reported results. For the years ended December 31, 2008 and 2007, we had a provision for bad debt expense of approximately $1.1 million and $0.3 million, respectively, which represented approximately 1.5% and 1.2% of our gross accounts receivables as of December 31, 2008 and 2007, respectively.

Manufacturing

We have a large-scale production base that includes a modern factory of more than 53,000 square feet, a dedicated senior design team, and approximately 805 company-trained production workers as of December 31, 2008. In the first quarter of 2008, we analyzed and refined our production procedures to increase efficiency and reduced the number of trained workers by approximately 15%. We periodically review and analyze our production procedures and new technologies to maintain or enhance our production efficiencies. We are in the process of negotiating a program to commence research for new production technology with a reputable university in China. Since 2003, we have held an ISO 9001 accreditation, which is an international standard of quality. The International Organization for Standardization (ISO) (http://www.iso.org/iso/en/iso9000-14000/understand/inbrief.html) defines the ISO 9000 quality management system as one of international references for quality management requirements in business-to-business dealings. An organization being accredited by an independent assessment organization has to fulfill:

•	the customer’s quality requirements,

•	applicable regulatory requirements, while aiming to enhance customer satisfaction, and

•	achieving continual improvement of its performance in pursuit of these objectives.

The ISO 9000 quality management system is well recognized by People’s Republic of China (“PRC”)’s governmental bodies and businesses. This accreditation can serve as a basis for our customers to determine the minimum standard of quality assurance that we achieve. We believe that this accreditation also indicates to our customers that we are running an effective system to track quality issues and possible rework progress of our products. In January 2007, we also achieved the ISO 14000 accreditation. ISO 14000 is an environmental management system in which the organization being accredited has to (i) minimize harmful effects on the environment caused by its activities, and (ii) achieve continual improvement of its environmental performance.

Sales and Marketing

We rely on our sales and marketing division, which is located at our executive offices in Shenzhen, China for the distribution of our products in China. With respect to our wholesale distribution of our products, we sell our products primarily to our national and provincial distributors that resell our products to end customers through their own distribution networks, which are typically composed of local distributors and retail outlets. Our wholesale distribution network included approximately 31 provincial distributors and more than 840 direct-sales distributors as of March 31, 2009. These distributors sell our products to local distributors, over 900 retail outlets and directly to end users in China.

Our wholesale marketing and distribution strategy is to screen and identify the strongest customers in each distribution channel and to focus our design and sales efforts towards the largest and fastest growing retailers and distributors. We maintain a broad base of customers and concentrate our efforts on department stores, wholesalers, national jewelry chains, fine jewelers, and stores that sell fashionable jewelry. We also work closely with our major customers and attempt to adjust our product strategies and structure based on customer feedback in order to decrease the likelihood of overstocked, undesired products.

Our traditional gold jewelry products that we wholesale are mainly designed for the middle income class in China, with an emphasis on young women. Approximately 50% of these designs are geared towards women between the ages of 20 to 40 years, 5% of these designs are designed for new-born children, 20% of these designs are for middle-aged men and 25% of these designs are for middle to older-aged women. Our products are sold in China at average retail prices equivalent to $200 to $300, including tax. At present, approximately 5 to 6% of our products are marketed on a private label basis, but we anticipate that this percentage will decrease as we continue to develop the “Fuqi” brand.

We continue to invest in our brand and our marketing ability in order to increase demand for our products. During the past several years, we have carried out a brand development strategy based on product quality and design excellence. We have participated in various marketing activities and exhibitions to promote our products and brand. For example, in 2004, we were the laurel sponsor for multiple beauty pageants, including the “Miss Intercontinental Final” and the “Miss China Universe.” As a laurel sponsor, we designed and crafted the laurels and/or batons that were presented to a contest winner, in addition to the contest’s second and third place runner-ups. We have also sponsored numerous beauty contests such as:

•	the Final of Miss Global of WTO;

•	the 17th World Miss Universe Contest;

•	the 1st China Miss University Contest; and

•	China Final of Miss World.

We believe that the laurels and batons created in connection with our sponsorship of beauty contests provided us an opportunity to showcase our design and craftsmanship ability, in addition to strengthening our brand recognition.

We have received various governmental awards with respect to our brand, including recognition by the China Light Product Quality Assurance Center as a “Chinese Famous Brand,” which is reserved for the top ten most recognized brands of the jewelry industry in China. We have also received other recognitions, including, from the Gems & Jewelry Trade Association of China as a “Famous Brand in the China Jewelry Industry”, from Committee of Shenzhen Famous Brand Accreditation as a “Shenzhen Well-known Brand”, from the Shenzhen City Enterprises Evaluation Association as one of the “Shenzhen 300 enterprises with Ultimate Growth” and from Moody United Certification Ltd as “China Quality Promise Credit Management Enterprise (Brand)”. In October 2007, “Fuqi” was recognized as a “China Top Brand” by General Administration of Quality Supervision, Inspection and Quarantine of the People’s Republic of China. We believe that governmental awards and other forms of recognition raise brand recognition for our products.

The “Fuqi” trademark has been registered in the United States, Italy, Japan, Hong Kong and China.

We also engage in marketing activities for our retail sales brand. We acquired the “Temix” brand with our acquisition of substantially all of the assets of the Temix Companies in August 2008. We are working with professional advertising agents to further strengthen our branding and media strategies.

Supply of Raw Materials

We are a full member of the Shanghai Gold Exchange and a standing council member of the Shenzhen Gold Association of China. The Shanghai Gold Exchange is China’s, and our, sole supply source for precious metals. We maintain our supply of raw materials at our warehouse in Shenzhen, China. We traditionally purchase large volumes of precious metals approximately five times per month from the Shanghai Gold Exchange in advance and in anticipation of orders resulting from our marketing programs. When we make purchases on the Shanghai Gold Exchange, the Exchange issues a receipt to us that we can redeem for precious metals at various commercial banks in Shenzhen. From time to time we make cash advances to the Shanghai Gold Exchange against which we are charged when we make purchases.

In an attempt to reduce the risk of storage and devaluation, we only purchase pre-cut gemstones, including ruby and jade, upon customers’ requests. We do not have a designated supplier for these pre-cut stones. When a customer places an order that requires pre-cut stones, we have traditionally purchased the pre-cut stones, on an as need basis from local supplies in Shenzhen. As we have expanded our retail distribution of our jewelry products and production of diamond jewelry products, we have also began to purchase pre-cut diamonds from reputable internal suppliers through the Shanghai Diamond Exchange.

Competition

The jewelry production industry is highly competitive, and our competitors include domestic and foreign jewelry manufacturers, wholesalers, and importers who may operate on a national, regional and local scale. Many of our competitors have substantially greater financial, technical and marketing resources and personnel than us. Our strategy is to provide competitively priced, high-quality products to the high-volume retail jewelry market. We believe competition is largely based on quality, service, pricing, and established customer relationships.

In 2007, we entered into the retail jewelry industry, which is also highly competitive. Many of our potential competitors in the retail industry have larger customer bases, longer operating histories and significantly greater financial, technical, marketing and other resources. Most of these retailers, including Chow Sang Sang Group, Luk Fook Jewelry, TSL Jewelry and 3-D Gold Jewelry, have numerous branches set up across China and may have secured the most desirable locations for retail stores. It may be difficult for a newcomer to enter into and expand in the retail industry, but based on our extensive analysis, market review, and planning, we believe that our established production and wholesale distribution business will facilitate our entrance into and expansion in the retail market.

Major Customers

During the years ended December 31, 2008, 2007 and 2006, there were no single customers that generated more than 10% of our total net sales.

Management

The following is an overview of our executive officer team as of the date of this prospectus supplement:

Yu Kwai Chong, 49, is the principal founder of our company and has served as President, Chief Executive Officer and Chairman of the Board of Directors since April 2001. As the principal founder and Chief Executive Officer, Mr. Chong is dedicated to developing our company as the leader of the Chinese jewelry industry; in day-to-day operations, Mr. Chong is responsible for the strategic planning, marketing and overall growth of our company. Mr. Chong has significant experience in the Chinese jewelry industry, having established the first gold jewelry manufacturing and sales company in Shenzhen over 20 years ago. Since January 1995, Mr. Chong has served as the Chief Executive Officer and Chairman of the Board of Directors of Shenzhen Rong Xing (Group) Co., Ltd. Mr. Chong is also the Permanent Director of the Gems & Jewelry Trade Association of China, Permanent Director of the Gems & Jewelry Trade Association of Guangdong and Associate President of

Shenzhen Gold Jewelry Association. Mr. Chong also currently serves as a director at a number of private companies that he owns in China, including Shenzhen Rongxing (Group) Limited, Shenzhen Xinke Investment Co., Ltd.

Ching Wan Wong, 42, has served as our Chief Financing Officer since January 2004. In addition, Mr. Wong has worked as a tax consultant at the Guandong Yuexin Registered Tax Agent Co., Ltd. from April 2002 to the present. From September 2000 to March 2002, Mr. Wong served as the Finance Director of MindShare China, a communications firm. From 1995 to 2000, before serving MindShare, Mr. Wong served as Finance Director—China operation for Carat Media Representative (Asia) Limited, a multinational media company and Head of Finance—China for a foreign invested media company. Mr. Wong received his Bachelor of Business Administration in Accounting from the Chinese University of Hong Kong in 1989 and his Bachelor of Commerce from University of Southern Queensland in 1992. He is a Certified Practicing Accountant in Australia, Certified Public Accountant in Hong Kong, and Certified General Accountant in Canada, and is experienced in international financial reporting and management.

Lie Xi Zhuang, 40, is a co-founder and has served as our Chief Operating Officer since April 2001 with responsibility for production management and cost control. From 1997 to 2000, Mr. Zhuang served as the Business Manager of Shenzhen Ping Shen Gold and Silver Jewelry Co., Ltd., and from 1993 to 1997, Mr. Zhuang acted as the Business Manager of Shenzhen Gao De Gold and Silver Jewelry Company. Mr. Zhuang is certified with a Higher Diploma in Management by Hunan Xiang Tan University.

Xi Zhou Zhuo, 40, is a co-founder and has served as our Marketing Director since 2001 with responsibility for marketing and customer relations management. From 1997 to 2000, Mr. Zhuo served as the Deputy General Manager of Shenzhen Ping Shen Gold and Silver Jewelry Co., Ltd., and from 1993 to 1997, Mr. Zhuo was the Sales Manager of Shenzhen GaoDe Gold and Silver Jewelry Company. Mr. Zhuo has over 15 years of experience in sales and marketing of jewelry in China.

Charlene Hua, 34, was appointed as our Executive Vice President of Finance, Capital Market and Corporate Development in February 2009. Ms. Hua brings over eleven years of diverse experience in banking, finance, consulting, business development and relationship management to the company. Prior to her appointment, she served as Chief Financial Officer of China Technology Development Group Corporation (Nasdaq: CTDC), a provider of thin-film solar energy products and solutions in China, from August 2007 to November 2008. Before joining CTDC, Ms. Hua served as a Vice President at Citigroup Global Markets, Inc. from September 2005 to June 2007. From July 2002 to September 2005, Ms. Hua served as an Assistant Vice President at JP Morgan Chase. In addition, Ms. Hua held other finance and consulting roles with other major corporations including Arthur Andersen, Electronic Data System and State Farm in the United States. Ms. Hua graduated from the University of Illinois, Urbana-Champaign with a B.S. in Finance and Industrial Distribution Management in 1997.

Chujian Huang, 46, has served as our Retail Director since August 2008 since our acquisition of the business of the Temix Companies. Upon the closing of the acquisition, Mr. Huang joined our company to head our retail distribution outlets and set the vision for our overall retail expansion strategy. Mr. Huang also oversees the development of our retail brands. Mr. Huang has over 17 years experience in both jewelry wholesale and retail in China. Prior to joining us in August 2008, Mr. Huang served as the principal executive officer of the Temix Companies, which he founded in July 1998. Mr. Huang received his degree in Marine Logistics from the Marine Transportation Bureau in 1982.

Seasonality

Our business is seasonal in nature. Our sales and net income are generally higher in the fourth calendar quarter than the rest of the year. The primary factors that affect the seasonal changes in our business operations are holidays and traditional Chinese festivals. In the fourth quarter, retailers often experience increased sales due to the weeklong public holiday for Chinese National Day, as well as Christmas and New Year’s Day. In addition, jewelry retailers commonly stock up from wholesalers in the fourth quarter to prepare for potentially higher sales in the following quarter for Chinese New Year. This quarter is also a peak season for marriages and the birth of newborns in China, which have historically resulted in higher sales. This seasonal trend in our business would slightly shift in line with the gap between calendar quarter and lunar quarter and occurred during 2004 and 2005. However, there was a slight variation during 2006. Because of rising precious metal prices in the fourth quarter of 2006, many customers delayed their orders until the first quarter of 2007, resulting in lower-than-expected sales volume in the fourth quarter of 2006, and higher than expected sales in the first quarter of 2007. We experienced increased sales in the fourth quarter of 2007. For the year ended December 31, 2008, our results of operations appeared to return to the trend of higher sales in the fourth quarter.

Employees

We had approximately 1,253 employees, including approximately 805 trained production workers as of December 31, 2008. In 2008, we began recruiting skilled laborers to fill vacancies for our new diamond line products. As a result, the number of our trained production workers includes approximately 115 trained diamond production workers. Our employees are part of a labor association that represents employees with respect to labor disputes and other employee matters. We have never experienced a work stoppage or a labor dispute that has interfered with our operations. We believe our relationship with our employees is good.

UNDERWRITING

The underwriters named below, for which William Blair & Company, L.L.C., Oppenheimer & Co. Inc. and Cowen and Company, LLC, are acting as the representatives, have severally agreed, subject to the terms and conditions set forth in the underwriting agreement by and among the underwriters and us, to purchase from us the respective number of shares of common stock set forth opposite each underwriter’s name in the table below. William Blair & Company, L.L.C. is acting as Sole Book-Running Manager, Oppenheimer & Co. Inc. is acting as Co-Lead Manager, and Cowen and Company, LLC is acting as a Co-Manager for this offering.

Underwriters	Number of Shares
William Blair & Company, L.L.C.
Oppenheimer & Co. Inc.
Cowen and Company, LLC

Total	4,855,000

This offering will be underwritten on a firm commitment basis. In the underwriting agreement, which we will file as an exhibit to a current report on Form 8-K, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase the shares of common stock being sold pursuant to this prospectus supplement at a price per share equal to the public offering price less the underwriting discount specified on the cover page of this prospectus supplement. According to the terms of the underwriting agreement, the underwriters either will purchase all of the shares or none of them. In the event of default by any underwriter, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. In the underwriting agreement, we have made certain representations and warranties to the underwriters and have agreed to indemnify them and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

The representatives of the underwriters have advised us that the underwriters propose to offer the common stock to the public initially at the public offering price set forth on the cover page of this prospectus supplement and to selected dealers at such price less a concession of not more than $         per share. Pursuant to a requirement of the Financial Industry Regulatory Authority, or FINRA, the maximum compensation to be received by any FINRA member or independent broker/dealer generally, as calculated consistent with FINRA’s rules, may not be greater than 8.0% of the gross proceeds received by us from the sale of any securities registered pursuant to SEC Rule 415.

The underwriters will offer the shares subject to prior sale and subject to receipt and acceptance of the shares by the underwriters. The underwriters may reject any order to purchase shares in whole or in part. The underwriters expect that we will deliver the shares to the underwriters through the facilities of The Depository Trust Company in New York, New York on or about             , 2009. At that time, the underwriters will pay us for the shares in immediately available funds. After commencement of the public offering, the representatives may change the public offering price and other selling terms.

We have granted the underwriters an option, exercisable within 30 days after the date of this prospectus supplement, to purchase up to an additional 726,395 shares of common stock at the same price per share to be paid by the underwriters for the other shares offered hereby solely for the purpose of covering over-allotments, if any. If the underwriters purchase any such additional shares pursuant to this option, each of the underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The underwriters may exercise the option only for the purpose of covering excess sales, if any, made in connection with the distribution of the shares of common stock offered hereby. The underwriters will offer any additional shares that they purchase on the terms described in the preceding paragraph.

The following table summarizes the compensation to be paid by us to the underwriters. This information assumes either no exercise or full exercise by the underwriters of their over-allotment option:

Total
	Per Share	Without Over-Allotment	With Over-Allotment
Public offering price	$	$	$
Underwriting discounts and commissions paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

Merriman Curhan Ford & Co., a financial advisor in connection with this offering, will receive a fee of $500,000 ($550,000 if the underwriters’ over-allotment option is exercised in full) which is included in the underwriting discounts and commissions in the above table. We have also agreed to reimburse the underwriters for certain of their expenses in connection with this offering.

We estimate that our total expenses for this offering, excluding the underwriting discounts and commissions, will be approximately $1.6 million.

We and our officers and directors have agreed, subject to limited exceptions described below, for a period of 90 days after the date of this prospectus supplement, not to, without the prior written consent of William Blair & Company, L.L.C.:

•

directly or indirectly offer, sell, contract to sell, assign, transfer, distribute, encumber, pledge, grant an option to purchase, make any “short” sale, establish a “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise dispose of any shares of our common stock, or any options or warrants to purchase any shares of common stock or any securities convertible into or exchangeable for shares of our common stock (“common stock equivalents”) held of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act);

•	enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of our common stock or common stock equivalent; or

•	exercise any registration rights with respect to any of our common stock or common stock equivalent.

The 90-day lock-up periods applicable to us and to our officers and directors will automatically be extended if (1) during the last 17 days of the lock-up period, we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then the lockup period will automatically be extended and the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or the occurrence of the material event, as applicable, unless William Blair & Company, L.L.C. waives, in writing, such extension. This extension will not apply if the publication of research reports by the underwriters during the period around the expiration of this lock-up period is no longer restricted by applicable law or regulation.

The lock-up agreement does not extend to bona fide gift or gifts where the donee or donees agree to be bound by the restrictions in the lock-up agreements, or to transfers to any trust, partnership, limited liability company or other legal entity commonly used for estate planning that does not involving a disposition for value and where the trustee, general partner, manager or similar authority agrees to be bound by such restrictions. We may grant options and issue common stock under existing stock option plans and issue shares in connection with any outstanding convertible securities or options during the lock-up period.

In determining whether to consent to a transaction prohibited by these restrictions, William Blair & Company, L.L.C. will take into account various factors, including the length of time before the lock-up expires, the number of shares requested to be sold, the anticipated manner and timing of sale, the potential impact of the sale on the market for the common stock, the restrictions on publication of research reports that would be imposed by Financial Industry Regulatory Authority rules, market conditions generally, and the reason for the requested release.

The representatives have informed us that the underwriters will not confirm, without client authorization, sales to their client accounts as to which they have discretionary authority. The representatives have also informed us that the underwriters intend to deliver all copies of this prospectus supplement via electronic means, via hand delivery or through mail or courier services. A prospectus supplement and the accompanying prospectus in electronic format may be made available on Internet websites or through other online services maintained by the underwriters or their affiliates. Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on any underwriter’s or any of its affiliates’ websites and any information contained in any other website maintained by an underwriter or any of its affiliates is not part of this prospectus supplement, the accompanying prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus form a part, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

In connection with this offering, the underwriters and other persons participating in this offering may engage in transactions which affect the market price of the common stock. These may include stabilizing and over-allotment transactions and purchases to cover syndicate short positions. Stabilizing transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock. An over-allotment involves selling more shares of common stock in this offering than are specified on the cover page of this prospectus supplement, which results in a syndicate short position. The underwriters may cover this short position by purchasing common stock in the open market or by exercising all or part of their over-allotment option. If the underwriters sell more shares than they have the right to purchase from us pursuant to the underwriting agreement, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

In addition, the representatives may impose a penalty bid. This allows the representatives to reclaim the selling concession allowed to an underwriter or selling group member if shares of common stock sold by such underwriter or selling group member in this offering are repurchased by the representatives in stabilizing or syndicate short covering transactions. These transactions, which may be effected on The NASDAQ Global Market or otherwise, may stabilize, maintain or otherwise affect the market price of the common stock and could cause the price to be higher than it would be without these transactions. The underwriters and other participants in this offering are not required to engage in any of these activities and may discontinue any of these activities at any time without notice. We and the underwriters make no representation or prediction as to whether the underwriters will engage in such transactions or choose to discontinue any transactions engaged in or as to the direction or magnitude of any effect that these transactions may have on the price of the common stock.

In connection with this offering, the representatives may engage in passive market making transactions in our common stock on The NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Exchange Act during the period before commencement of offerings or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must be lowered when specified purchase limits are exceeded. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Our common stock is listed on The NASDAQ Global Market under the symbol “FUQI.”

In the ordinary course of business, some of the underwriters and their affiliates have provided, and may in the future provide, investment banking, commercial banking, and other services to us for which they have received, and may in the future receive, customary fees or other compensation.

LEGAL MATTERS

The validity of the shares of common stock offered in this prospectus supplement has been passed upon for us by K&L Gates LLP, Los Angeles, California. Shujin Law Firm, Shenzhen, PRC, is acting as legal counsel for us with respect to PRC laws. Sonnenschein Nath & Rosenthal LLP, Chicago, Illinois and Jun He Law Offices, Shenzhen, PRC, are acting as counsel for the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Fuqi International, Inc. as of December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008 and the effectiveness of our internal control over financial reporting as of December 31, 2008 appearing in Fuqi International, Inc.’s annual report on Form 10-K for the year ended December 31, 2008, as amended, have been audited by Stonefield Josephson, Inc., Fuqi’s independent registered public accounting firm, as set forth in its reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC pursuant to the Securities Exchange Act of 1934, as amended. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy at prescribed rates any document we file with the SEC at its Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

This prospectus supplement and the accompanying prospectus are part of a registration statement on Form S-3 that we filed with the SEC to register the securities offered hereby under the Securities Act of 1933, as amended. This prospectus supplement and the accompanying prospectus do not contain all of the information included in the registration statement. For additional information with respect to us and the securities offered hereby, you should refer to the registration statement, including its exhibits and the documents incorporated by reference therein. Whenever we make reference in this prospectus supplement to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits referenced in the registration statement for copies of the actual contract, agreement or other document. You may obtain the registration statement and exhibits to the registration statement from the SEC at the address listed above or from the SEC’s website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information that we file with them, which means that we can disclose important information to you by referring you in this section directly to those documents. The information incorporated by reference is considered to be part of the prospectus, and information that we file later with the SEC will automatically update and supersede this information. The following documents were filed with the SEC pursuant to the Exchange Act and are incorporated by reference and made a part of the prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC on March 31, 2009, as amended on Form 10-K/A filed with the SEC on May 12, 2009;

•	our Quarterly Report on Form 10-Q for the three months ended March 31, 2009 filed with the SEC on May 15, 2009;

•	our Current Report on Form 8-K filed with the SEC on January 23, 2009;

•	our Current Report on Form 8-K filed with the SEC on June 4, 2009;

•

the description of our Common Stock contained in the our Registration Statement on Form 8-A, as amended (File No. 001-33758), including any amendment or report filed for the purpose of updating such description; and

•

all reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the termination of this offering.

Notwithstanding the foregoing, unless specifically stated to the contrary, information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including any exhibit under Item 9.01 of Form 8-K with respect thereto that we may from time to time furnish to the SEC, will be incorporated by reference into, or otherwise included in, the prospectus.

Any statement contained herein or made in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the prospectus.

We will provide without charge to each person to whom the prospectus is delivered, upon oral or written request, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that the prospectus incorporates). Written or telephone requests should be directed to: Fuqi International, Inc., 5/F., Block 1, Shi Hua Industrial Zone, Cui Zhu Road North, Shenzhen, 518019, People’s Republic of China; Tel: +86 (755) 2580-1888.

PROSPECTUS

$100,000,000

Fuqi International, Inc.

Common Stock

Preferred Stock

Warrants

Debt Securities

Units

We may from time to time, in one or more offerings at prices and on terms that we will determine at the time of each offering, sell common stock, preferred stock, warrants, debt securities, or a combination of these securities, or units, for an aggregate initial offering price of up to $100 million. This prospectus describes the general manner in which our securities may be offered using this prospectus. Each time we offer and sell securities, we will provide you with a prospectus supplement that will contain specific information about the terms of that offering. Any prospectus supplement may also add, update, or change information contained in this prospectus. You should carefully read this prospectus and the applicable prospectus supplement as well as the documents incorporated or deemed to be incorporated by reference in this prospectus before you purchase any of the securities offered hereby.

This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

Our common stock is currently traded on the NASDAQ Global Market under the symbol “FUQI.” On July 20, 2009, the last reported sales price for our common stock was $22.02 per share. We will apply to list any shares of common stock sold by us under this prospectus and any prospectus supplement on the NASDAQ Global Market. The prospectus supplement will contain information, where applicable, as to any other listing of the securities on the NASDAQ Global Market or any other securities market or exchange covered by the prospectus supplement.

The securities offered by this prospectus involve a high degree of risk. See “Risk Factors” beginning on page 4, in addition to Risk Factors contained in the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We may offer the securities directly or through agents or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of the securities their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying prospectus supplement. We can sell the securities through agents, underwriters or dealers only with delivery of a prospectus supplement describing the method and terms of the offering of such securities. See “Plan of Distribution.”

This prospectus is dated July 22, 2009

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with information different from that contained or incorporated by reference into this prospectus. If any person does provide you with information that differs from what is contained or incorporated by reference in this prospectus, you should not rely on it. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You should assume that the information contained in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information contained in any document we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any prospectus supplement or any sale of a security. These documents are not an offer to sell or a solicitation of an offer to buy these securities in any circumstances under which the offer or solicitation is unlawful.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one of more offerings up to a total dollar amount of proceeds of $100,000,000. This prospectus describes the general manner in which our securities may be offered by this prospectus. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus or in documents incorporated by reference in this prospectus. The prospectus supplement that contains specific information about the terms of the securities being offered may also include a discussion of certain U.S. Federal income tax consequences and any risk factors or other special considerations applicable to those securities. To the extent that any statement that we make in a prospectus supplement is inconsistent with statements made in this prospectus or in documents incorporated by reference in this prospectus, you should rely on the information in the prospectus supplement. You should carefully read both this prospectus and any prospectus supplement together with the additional information described under “Where You Can Find More Information” before buying any securities in this offering.

The terms “Fuqi,” “Company,” “we,” “our” or “us” in this prospectus refer to Fuqi International, Inc. and its subsidiaries, unless the context suggests otherwise. Additionally, unless we indicate otherwise, references in this prospectus to:

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“RMB” and “Renminbi” are to the legal currency of China; and

•	“$,” “US$” and “U.S. dollars” are to the legal currency of the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this prospectus and the documents and information incorporated by reference in this prospectus include some statements that are not purely historical and that are “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future, including our financial condition, and results of operations. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions, or the negatives of such terms, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this prospectus are based on current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments actually affecting us will be those anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including the following:

•	Vulnerability of discretionary jewelry purchases to general economic downturn in China;

•	Fluctuation and unpredictability of costs related the gold, platinum and other precious metals and commodities used to manufacture the Company’s product;

•	Fluctuations in economic conditions in the northeast region of China, where the Company’s sales are geographically concentrated;

•	Changes in the laws of the PRC that affect the Company’s operations;

•	Potential strain on the Company’s resources caused from its retail expansion strategy;

•	Competition in the jewelry industry in China;

•	Any significant occurrence of severe acute respiratory syndrome (SARS), Avian Flu, or Swine Flu (H1N1);

•	The Company’s ability to obtain and maintain all necessary government certifications and/or licenses to conduct the Company’s business;

•	Development of a public trading market for the Company’s securities;

•	The cost of complying with current and future governmental regulations and the impact of any changes in the regulations on the Company’s operations;

•	The Company’s reliance on one source for precious metals;

•	The Company’s reliance on its distribution network for a significant portion of our revenues;

•	The Company’s requirement to maintain a large inventory of raw materials and jewelry products, and related risks of theft and fire;

•	The Company’s reliance on, and ability to renew, outstanding short-term borrowings;

•	Changes in the political and economic policies of the government in China, where all of the Company’s assets are located and all from where its revenues are derived;

•	Acquisition of the operations of the Temix Companies in August 2008, which may not result in the expected benefits;

•	Adverse capital and credit market conditions, and the Company’s ability to meet liquidity needs;

•	Fluctuation of the foreign currency exchange rate between U.S. Dollars and Renminbi; and

•	other factors, including those described in this prospectus under the heading “Risk Factors,” as well as factors set forth in other filings we make with the Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ABOUT FUQI

We are a leading designer of high quality precious metal jewelry in China, developing, promoting, and selling a broad range of products to the luxury goods market in China. Our products consist of a range of unique styles and designs made from gold and other precious metals such as platinum and Karat gold (K-gold). We also produce jewelry items that contain diamonds and other precious stones on a custom-order basis. Our design database presently contains over 30,000 unique products. We continuously innovate and change our designs based upon consumer trends in China. By continuously creating new designs and rapidly bringing them to market, we believe we are able to differentiate ourselves from our competitors and strengthen our brand identity.

Our nationwide distribution network, significant relationships with retailers and self-operated multi-brand retail outlets allow us to test-market, promote and sell our products in almost every province in China. We believe our vertically integrated direct sales operations, which include product development, sales and marketing, and order fulfillment and delivery, allow us to effectively reach consumers and maximize sales throughout China.

We have historically sold our products directly to distributors, retailers and wholesalers, who then sell our products to consumers through both retail counters located in department stores and in traditional stand-alone jewelry stores. We sell our products to our customers at price points that reflect the market price of the base material, plus a mark-up reflecting our design fees and processing fees. Typically this markup ranges from 8% to 15%. Our target price points for our traditional line of gold jewelry that we wholesale are primarily designed to appeal to China’s growing middle class, with an emphasis on young women consumers.

In order to capture the margin appreciation from direct sales to the consumer, we launched a retail strategy in 2007 in product categories that we believe we will not compete with our existing sales channels. Our retail strategy focuses on finished diamond and other gemstone jewelry, which we have previously provided only on a custom-order basis and which has historically represented only a nominal percentage of our overall sales. Our finished gemstone jewelry products are primarily designed to appeal to China’s younger, urban customers, who are generally better educated and influenced more by Western culture than older consumers. In August 2008, we started to operate the Temix branded jewelry store chain that we acquired from two jewelry companies, Shanghai Tian Mei Jewelry Co. Ltd. and Beijing Yinzhong Tian Mei Jewelry Co. Ltd. (collectively known as the “Temix Companies”). The Temix Companies are a branded jewelry store chain that offer high quality diamond products with 50 outlets located primarily in Beijing and Shanghai. In addition to the Temix brand, our jewelry is also sold under the Fuqi brand.

Our company, Fuqi International, Inc., operates through our wholly-owned subsidiary, Fuqi International Holdings Co., Ltd., a British Virgin Islands corporation, and its wholly-owned subsidiary, Shenzhen Fuqi Jewelry Co., Ltd., a company established under the laws of China. Fuqi International, Inc. effected a reverse merger transaction in November 2006 and subsequently reincorporated in Delaware on December 8, 2006.

Our principal executive offices are located at 5/F., Block 1, Shi Hua Industrial Zone, Cui Zhu Road North, Shenzhen, 518019, People’s Republic of China. Our telephone number is +86 (755) 2580-1888. Our website is located at www.fuqi.com.cn. Information contained on, or that can be accessed through, our website is not part of this prospectus.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus and in the documents incorporated by reference into this prospectus, before investing in our common stock. If any of the events anticipated by the risks described below occur, our results of operations and financial condition could be adversely affected which could result in a decline in the market price of our common stock, causing you to lose all or part of your investment.

Risks Related to our Business and Operations

Jewelry purchases are discretionary, may be particularly affected by adverse trends in the general economy, and an economic decline will make it more difficult to generate revenue.

The success of our operations depends to a significant extent upon a number of factors relating to discretionary consumer spending in China. These factors include economic conditions and perceptions of such conditions by consumers, employment rates, the level of consumers’ disposable income, business conditions, interest rates, consumer debt levels, availability of credit and levels of taxation in regional and local markets in China where we manufacture and sell our products. There can be no assurance that consumer spending on jewelry will not be adversely affected by changes in general economic conditions in China and globally.

Most of our sales are of products that include gold, platinum, precious metals and other commodities, and fluctuations in the availability and pricing of commodities would adversely impact our ability to obtain and produce products at favorable prices.

The jewelry industry generally is affected by fluctuations in the price and supply of diamonds, gold, platinum and, to a lesser extent, other precious and semi-precious metals and stones. Our core wholesale business may be particularly subject to such fluctuations as prices of products with high precious metal content are largely based on market prices of the base material at the time of sale while our cost for such material is based on market prices at the time we purchase such material. Historically, we have not hedged our requirements for gold, platinum or other raw materials through the use of options, forward contracts or outright commodity purchasing. In the fourth quarter of 2007, we began to engage in such hedging activities for gold by entering into gold futures contracts, but there is no guarantee that we will benefit in our attempts to hedge against fluctuations in the price or availability of gold.

A significant disruption in our supply of gold, platinum, or other commodities could decrease our production and shipping levels, materially increase our operating costs and materially adversely affect our profit margins. Shortages of gold, platinum, or other commodities, or interruptions in transportation systems, labor strikes, work stoppages, war, acts of terrorism, or other interruptions to or difficulties in the employment of labor or transportation in the markets in which we purchase our raw materials, may adversely affect our ability to maintain production of our products and sustain profitability. Although we generally attempt to pass increased commodity prices to our customers, there may be circumstances in which we are not able to do so. In addition, if we were to experience a significant or prolonged shortage of gold, platinum, or other commodities, we would be unable to meet our production schedules and to ship products to our customers in timely fashion, which would adversely affect our sales, margins and customer relations.

Furthermore, the value of our inventory may be affected by commodity prices. We record the value of our inventory at the lower of cost or market. The first-in-first-out method is used to account for gold and platinum jewelries and the specific identification method for diamond jewelries. As a result, decreases in the market value of precious metals such as gold and platinum would result in a lower stated value of our inventory, which may require us to take a charge for the decrease in the value of our inventory.

Due to the geographic concentration of our sales in the northeast region of China, our results of operations and financial condition are subject to fluctuations in regional economic conditions.

A significant percentage of our total sales are made in the northeast region of China, particularly in the provinces of Liaoning, Jilin and Heilongjiang, and the city of Beijing. For the three months ended March 31, 2009 and the years ended December 31, 2008 and 2007, approximately 27.1%, 37.7% and 51.1% of revenues, respectively, was generated from this area. Our concentration of sales in this area heightens our exposure to adverse developments related to competition, as well as economic and demographic changes in this region. Our geographic concentration might result in a material adverse effect on our business, financial condition or results of operations in the future.

Our retail expansion strategy depends on our ability to open and operate a certain number of new counters and stores each year, which could strain our resources and cause the performance of our existing operations to suffer.

We have historically been engaged only in the manufacture and wholesale distribution of jewelry products and have only recently begun retail operations. Our retail expansion strategy will largely depend on our ability to find sites for, open and operate new retail locations successfully. Our ability to open and operate new retail locations successfully depends on several factors, including, among others, our ability to identify suitable counter and store locations, the availability of which is outside our control; negotiate acceptable lease or purchase terms; prepare counters and stores for opening within budget; source sufficient levels of inventory at acceptable costs to meet the needs of new counters and stores; hire, train and retain personnel; secure required governmental permits and approvals; successfully integrate new counters and stores into our existing operations; contain payroll costs; and generate sufficient operating cash flows or secure adequate capital on commercially reasonable terms to fund our expansion plans.

Any failure to successfully open and operate new retail counters and stores could have a material adverse effect on our results of operations. In addition, our retail expansion program will place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our business less effectively, which, in turn, could cause deterioration in the financial performance of our overall business.

It is not our intention to open new retail counters and stores that materially cannibalize the sales of our existing wholesale customers. However, as with most growing retail operations, there can be no assurance that sales cannibalization will not inadvertently occur or become more significant in the future as we gradually increase our presence in existing markets over time to maximize our competitive position and financial performance in each market.

Our acquisition of substantially all of the assets of the Temix Companies in August 2008 may not result in the benefits and revenue growth we expect.

In August 2008, we commenced our acquisition of substantially all of the assets of the Temix Companies. As part of the acquisition, the intellectual property was first transferred from the Temix Companies to their controlling shareholder, Mr. Chujian Huang, which step has been completed, and then from Mr. Huang to us, which step has not yet been completed. The Temix Companies was our first major acquisition of a jewelry retail operation. We may continue to acquire additional businesses in the future. This acquisition and future acquisitions involve substantial risks, including:

•	integration and management of the operations;

•	retention of key personnel;

•	integration of information systems, internal procedures, accounts receivable and management, financial and operational controls;

•	retention of customer base of acquired businesses;

•	diversion of management’s attention from other ongoing business concerns; and exposure to unanticipated liabilities of acquired companies;

•

uncertainty as to whether PRC governmental authorities will question the structure of the acquisition of assets of the Temix Companies and require approval of PRC authorities that would have the ability to seek to void the transaction;

•	uncertainty as to whether the payment of our common stock for the intellectual property of the Temix Companies may be subject to tax liability or foreign exchange control in the PRC;

•	timely transfer by Mr. Huang to us of net sales proceeds from Temix leased counters not yet transferred by Mr. Huang to us;

•	unforeseen tax liability in connection with Shenzhen Fuqi Jewelry Co., Ltd.’s (“Fuqi China”) possession and operation of the majority of the assets we acquired from the Temix Companies;

•	difficulty or delays in fully implementing transfers of tangible and intangible property rights in the PRC—we have had such difficulties with the acquisition of assets of the Temix Companies; and

•	failure to realize anticipated financial results or benefits.

These and other factors could harm our ability to achieve anticipated levels of profitability or realize other anticipated benefits of an acquisition and could adversely affect our business and operating results.

Competition in the jewelry industry could cause us to lose market share, thereby materially adversely affecting our business, results of operations and financial condition.

The jewelry industry in China is highly fragmented and very competitive. We believe that the market may become even more competitive as the industry grows and/or consolidates. We compete with local jewelry manufacturers and large foreign multinational companies that offer products that are similar to ours. Some of these competitors have larger local or regional customer bases, more locations, more brand equity, and substantially greater financial, marketing and other resources than we have. As a result of this increasing competition, we could lose market share, thereby materially adversely affecting our business, results of operations and financial condition.

We may need to raise additional funds in the future. These funds may not be available on acceptable terms or at all, and, without additional funds, we may not be able to maintain or expand our business.

We expect to expend significant resources to expand our retail distribution of jewelry in China. We will require substantial funds in order to finance our retail distribution, fund operating expenses, to develop manufacturing, marketing and sales capabilities and to cover public company costs. In addition to the funds required to open retail locations, additional working capital will be needed to operate retail locations due to longer sales and collection cycles and higher inventory levels required to support retail stores. We also expect to require substantial funds to change our product mix to include more platinum products. Without these funds, we may not be able to meet these goals. We may seek additional funding through public or private financing or through collaborative arrangements with strategic partners.

You should also be aware that in the future:

•	we cannot be certain that additional capital will be available on favorable terms, if at all;

•	any available additional financing may not be adequate to meet our goals; and

•	any equity financing would result in dilution to stockholders.

If we cannot raise additional funds when needed, or on acceptable terms, we may not be able to effectively execute our growth strategy (including expanding our business to the retail market), take advantage of future opportunities, or respond to competitive pressures or unanticipated requirements. In addition, we may be required to scale back or discontinue our production and development program, or obtain funds through strategic alliances that may require us to relinquish certain rights.

Our ability to maintain or increase our revenue could be harmed if we are unable to strengthen and maintain our brand image.

We believe that primary factors in determining customer buying decisions in China’s jewelry sector include price, confidence in the merchandise sold, and the level and quality of customer service. The ability to differentiate our products from competitors by our brand-based marketing strategies is a key factor in attracting consumers, and if our strategies and efforts to promote our brand, such as television and magazine advertising and beauty contest sponsorships, fail to garner brand recognition, our ability to generate revenue may suffer. If we are unable to differentiate our products, our ability to sell our products wholesale and our sale of products retail will be adversely affected. If we fail to anticipate, identify or react appropriately or in a timely manner to customer buying decisions, we could experience reduced consumer acceptance of our products, a diminished brand image, higher markdowns, and costs to recast overstocked jewelry. These factors could result in lower selling prices and sales volumes for our products, which could adversely affect our financial condition and results of operations. This risk is particularly acute because we rely on a limited demographic customer base for a large percentage of our sales.

Our business could be materially adversely affected if we cannot protect our intellectual property rights.

Protection of intellectual property rights remains an issue in China. While we have applied for patents on a limited number of designs of our jewelry products, it may be difficult to enforce our rights relating to these designs as well as our trademark and tradenames. Unauthorized use of our designs, trademarks and tradenames could result in potential sales of products being diverted to such unauthorized sellers and potential damage or dilute the value of such rights and our brand.

There is only one source in China for us to obtain the precious metals used in our jewelry products; accordingly, any interruptions of our arrangement with this source would disrupt our ability to fill customer orders and substantially affect our ability to continue our business operations.

Under PRC law, supply of precious metals such as platinum, gold, and silver are highly regulated by certain government agencies. The Shanghai Gold Exchange is the only authorized source of supply in China for precious metals used in our jewelry products. The Shanghai Gold Exchange provides a system for buy and sale transactions for its members, and we acquire products through the Exchange on a purchase order basis. We are required to obtain several membership and approval certificates from government agencies in order to do business involving precious metals. We may be required to renew such memberships and to obtain approval certificates periodically. The loss of or inability to renew our membership relationship with the Shanghai Gold Exchange, or its inability to furnish precious metals to us as anticipated in terms of cost, quality, and timeliness, would adversely affect our ability to fill customer orders in accordance with our required delivery, quality, and performance requirements. If this were to occur, we would not have any alternative suppliers in China to obtain our raw materials from, which would result in a decline in revenue and potentially risk the continuation of our business operations.

If we are not able to adapt to changing jewelry trends in China, our inventory may be overstocked and we may be forced to reduce the price of our overstocked jewelry or incur the cost to recast it into new jewelry.

We depend on consumer fashions, preferences for jewelry and the demand for particular products in China. Jewelry design trends in China can change rapidly, as evidenced by the recent increase in the consumption of platinum jewelry in the Chinese market. The ability to predict accurately future changes in taste, respond to changes in consumer preferences, carry the inventory demanded by customers, deliver the appropriate quality, price products correctly and implement effective purchasing procedures, all have an important influence on determining sales performance and achieved gross margin. If we fail to anticipate, identify or react appropriately to changes in styles and trends, we could experience excess inventories, higher than normal markdowns or an inability to sell our products. If such a situation exists, we may need to incur additional costs to recast our products to fit the demand, recovering only the value of raw material and all labor invested in the product would be lost.

Our failure to manage growth effectively could have an adverse effect on our employee efficiency, product quality, working capital levels, and results of operations.

We have been implementing a growth strategy into retail distribution of our products that we believe will result in rapid growth, which will place significant demands on our managerial, operational and financial resources. Any significant growth in the market for our current wholesale business and our planned retail distribution would require us to expand our employee base for managerial, operational, financial, and other purposes. During any growth, we may face problems related to our operational and financial systems and controls, including quality control and delivery and service capabilities. We would also need to continue to expand, train and manage our employee base. We had approximately 1,340 employees, as of June 30, 2009, which include approximately 841 company-trained workers, and, at that size, a rapid increase in the number of our employees would be difficult to manage. Continued future growth will impose significant added responsibilities upon the members of management to identify, recruit, maintain, integrate, and motivate new employees. If we are able to expand our retail business, we would need to train or hire additional employees with retail experience.

Aside from increased difficulties in the management of human resources, we may also encounter working capital issues, as we will need increased liquidity to finance the purchases of raw materials and supplies, development of new products, establishment of new retail stores, and the hiring of additional employees. Our failure to manage growth effectively may lead to operational and financial inefficiencies that will have a negative effect on our profitability. We cannot assure you that we will be able to timely and effectively meet that demand and maintain the quality standards required by our existing and potential customers.

We rely on our distribution network for a significant portion of our revenues. Failure to maintain good distributor relations could materially disrupt our distribution business and harm our net revenues.

Our business has become increasingly dependent on the performance of our distributors. During the three months ended March 31, 2009 and the years ended December 31, 2008, 2007, and 2006, 16%, 19%, 16% and 13%, respectively, of our net revenues were generated through our distributors. As of March 31, 2009, we had 125 distributors. Our largest distributor accounted for approximately 6% and 7% of our gross revenues in fiscal 2008 and 2007, respectively. We do not maintain long-term contracts with our distributors. Maintaining relationships with existing distributors and replacing any distributor may be difficult or time consuming. Our failure to maintain good relationships with our distributors could materially disrupt our distribution business and harm our net revenues.

We must maintain a relatively large inventory of our raw materials and jewelry products to support customer delivery requirements, and if this inventory is lost due to theft, our results of operations would be negatively impacted.

We purchase large volumes of precious metals approximately five times per month and store significant quantities of raw materials and jewelry products at our warehouse and show room in Shenzhen, China. Although we have an inventory security system in place, in the past we have experienced minor inventory theft at, or in transit to or from, certain of these facilities. We may be subject to future significant inventory losses due to third-party or employee theft from our warehouses or other forms of theft. The implementation of security measures beyond those that we already utilize, which include metal detectors for employees, security cameras, and alarm systems in our warehouse, would increase our operating costs. Also, any such losses of inventory could exceed the limits of, or be subject to an exclusion from, coverage under our insurance policies. Claims filed by us under our insurance policies could lead to increases in the insurance premiums payable by us or the termination of coverage under the relevant policy.

Substantial defaults by our customers on accounts receivable could have a material adverse affect on our liquidity and results of operations.

A substantial portion of our working capital consists of accounts receivable from customers. As of March 31, 2009 and December 31, 2008 and 2007, approximately 47%, 57%, and 25% of our working capital, respectively, was attributable to accounts receivable. In addition, we have seen a significant increase in our provisions for bad debt. For the three months ended March 31, 2009 and the years ended December 31, 2008 and 2007, we had a provision for bad debt expense of approximately $0.6 million, $1.1 million, and $0.3 million, respectively, which represented approximately 0.9%, 1.5% and 1.2% of our gross accounts receivables as of March 31, 2009 and December 31, 2008 and 2007, respectively. If customers responsible for a significant amount of accounts receivable were to become insolvent or otherwise unable to pay for our products, or unable to make payments in a timely manner, our liquidity and results of operations could be materially adversely affected. An economic or industry downturn could materially adversely affect the servicing of these accounts receivable, which could result in longer payment cycles, increased collections costs and defaults in excess of management’s expectations. In addition, as we increase our presence in the retail market, we expect the aging of our accounts receivable generated from sales through retail counters to increase as department stores typically defer payments to us of cash receipts collected by them on our behalf. A significant deterioration in our ability to collect on accounts receivable could affect our cash flow and working capital position and could also impact the cost or availability of financing available to us.

We are dependent on certain key personnel and loss of these key personnel could have a material adverse effect on our business, financial condition and results of operations.

Our success is, to a certain extent, attributable to the management, sales and marketing, and operational and technical expertise of certain key personnel. Each of our named executive officers, including our Chief Executive Officer, Mr. Yu Kwai Chong, performs key functions in the operation of our business. There can be no assurance that we will be able to retain these officers or that such personnel may not receive and/or accept competing offers of employment. The loss of a significant number of these employees could have a material adverse effect upon our business, financial condition, and results of operations. We do not maintain key-man life insurance for any of our senior management.

We have significant outstanding short-term borrowings that have been increasing, and we may not be able to obtain extensions when they mature.

Our notes payable to banks for short-term borrowings as of March 31, 2009 and December 31, 2008 and 2007 were $29.3 million, $21.9 million and $17.1 million, respectively, and bore weighted average interest rates of 5.02%, 6.64%, and 6.68%, respectively. Generally, these short-term bank loans mature in one year or less and contain no specific renewal terms. However, in China it is customary practice for banks and borrowers to negotiate roll-overs or renewals of short-term borrowings on an on-going basis shortly before they mature. Although we have renewed our short-term borrowings in the past, we cannot assure you that we will be able to renew these loans in the future as they mature. In particular, a substantial portion of our short-term borrowings are arranged or guaranteed by Mr. Yu Kwai Chong, our controlling stockholder and CEO, or one of his affiliated companies. Since Mr. Chong ceased to be our sole stockholder in November 2006, he may be less inclined to guarantee our bank borrowings. If we are unable to obtain renewals of these loans or sufficient alternative funding on reasonable terms from banks or other parties, we will have to repay these borrowings with the cash on our balance sheet or cash generated by our future operations, if any. We cannot assure you that our business will generate sufficient cash flow from operations to repay these borrowings.

Adverse capital and credit market conditions may significantly affect our ability to meet liquidity needs, access to capital and cost of capital.

The capital and credit markets have been experiencing extreme volatility and disruption in recent months, including, among other things, extreme volatility in securities prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others. Governments have taken unprecedented actions intended to address extreme market conditions that have included severely restricted credit and declines in real estate values. In some cases, the markets have exerted downward pressure on availability of liquidity and credit capacity for certain issuers. While currently these conditions have not impaired our ability to utilize our current credit facilities and finance our operations, there can be no assurance that there will not be a further deterioration in financial markets and confidence in major economies such that our ability to access credit markets and finance our operations might be impaired. As of March 31, 2009, we had approximately $29.3 million in short-term notes payable that are due and payable between June 2009 and March 2010. If we are unable to obtain additional financing at or prior to the maturity date of our notes payable, our liquidity will be adversely affected, and without sufficient liquidity, we may be forced to curtail our operations. Adverse market conditions may limit our ability to replace, in a timely manner, maturing liabilities and access the capital necessary to operate and grow our business. As such, we may be forced to delay raising capital or bear an unattractive cost of capital which could decrease our profitability and significantly reduce our financial flexibility. Demand for our services is cyclical and vulnerable to economic downturns. Although our total revenues continued to improve in the year ended December 31, 2008, the current tightening of credit in financial markets could adversely affect the ability of our customers to obtain financing for purchases of our services and could result in a decrease in or cancellation of orders for our services. We are unable to predict the duration and severity of the current disruption in financial markets and the global adverse economic conditions and the effect such events might have on our business. Our results of operations, financial condition, cash flows and capital position could be materially adversely affected by disruptions in the financial markets.

Our quarterly results may fluctuate because of many factors and, as a result, investors should not rely on quarterly operating results as indicative of future results.

Fluctuations in operating results or the failure of operating results to meet the expectations of public market analysts and investors may negatively impact the value of our securities. Quarterly operating results may fluctuate in the future due to a variety of factors that could affect revenues or expenses in any particular quarter. Fluctuations in quarterly operating results could cause the value of our securities to decline. Investors should not rely on quarter-to-quarter comparisons of results of operations as an indication of future performance. As a result of the factors listed below, it is possible that in future periods results of operations may be below the expectations of public market analysts and investors. This could cause the market price of our securities to decline.

Factors that may affect our quarterly results include:

•	vulnerability of our business to a general economic downturn in China and globally;

•	fluctuation and unpredictability of costs related to the gold, platinum and precious metals and other commodities used to manufacture our products;

•	seasonality of our business;

•	changes in the laws of the PRC that affect our operations;

•	our recent entry into the retail jewelry market;

•	competition;

•	compensation related expenses;

•	application of accounting standards;

•	our ability to obtain and maintain all necessary government certifications and/or licenses to conduct our business; and

•	development of a public trading market for our securities.

Risks Related to Doing Business in China

All of our assets are located in China and all of our revenues are derived from our operations in China, and changes in the political and economic policies of the PRC government could have a significant impact upon what business we may be able to conduct in the PRC and accordingly on the results of our operations and financial condition.

Our business operations may be adversely affected by the current and future political environment in the PRC. The Chinese government exerts substantial influence and control over the manner in which we must conduct our business activities. Our ability to operate in China may be adversely affected by changes in Chinese laws and regulations, including those relating to taxation, import and export tariffs, raw materials, environmental regulations, land use rights, property and other matters. Under the current government leadership, the government of the PRC has been pursuing economic reform policies that encourage private economic activity and greater economic decentralization. There is no assurance, however, that the government of the PRC will continue to pursue these policies, or that it will not significantly alter these policies from time to time without notice. The rate of growth of the PRC economy slowed recently; to the extent the PRC economy fails to grow sufficiently, social stability in the PRC could be adversely affected.

Our operations are subject to PRC laws and regulations that are sometimes vague and uncertain. Any changes in such PRC laws and regulations, or the interpretations thereof, may have a material and adverse effect on our business.

The PRC’s legal system is a civil law system based on written statutes. Unlike the common law system prevalent in the United States, decided legal cases have little value as precedent in China. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business, or the enforcement and performance of our arrangements with customers in the event of the imposition of statutory liens, death, bankruptcy or criminal proceedings. The Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and judicial interpretation and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.

Our principal operating subsidiary, Fuqi China, is considered a foreign invested enterprise under PRC laws, and as a result is required to comply with PRC laws and regulations, including laws and regulations specifically governing the activities and conduct of foreign invested enterprises. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our businesses. If the relevant authorities find us in violation of PRC laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation:

•	levying fines;

•	revoking our business license, other licenses or authorities;

•	requiring that we restructure our ownership or operations; and

•	requiring that we discontinue some or all of our business.

Our failure to comply with environmental laws, rules, and regulations may have a material adverse effect on our business and results of operations.

Fuqi China’s operations are subject to environmental laws, rules, and regulations of the PRC. Our manufacturing process involves certain hazardous chemicals we use in processing precious metals. We are subject to a special set of environmental protection standards that require us to properly treat and dispose of waste substance produced in our manufacturing process, and are also subject to fees for the discharge of such waste substances under PRC laws and regulations.

Environmental hazards may occur in connection with our operations as a result of human negligence, force majeure or otherwise. The occurrence of any environmental hazards may delay production, increase production costs, cause personal injuries or property damage, all of which could result in damage to our reputation or fines, penalties or revocation of our business license, any of which could detrimentally affect our results of operations.

In the future, we may experience increased costs of production arising from compliance with environmental laws and regulations. Moreover, the development of the Chinese economy and improvements in living standards may lead to heightened awareness of environmental protection. As a result, it is possible that the PRC may enact more stringent environmental laws, regulations or policies in the future, or that the PRC will more strictly enforce the existing environmental laws, regulations and policies. We may not always be able to comply with existing or future PRC environmental protection laws, regulations or policies. Should we fail to comply with such laws, regulations or policies, we may be subject to penalties and liabilities under PRC laws and regulations, which may have a material adverse effect on our business and results of operations.

A recent increase in the rate of inflation in the PRC could negatively affect our profitability and growth.

While the PRC economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. According to the National Bureau of Statistics of China, the inflation rate in China reached a high point of 5.9% in 2008 as compared to the past several years. The inflation rate in China was 1.5% in 2006 and 4.8% in 2007. Many of our operating expenses were increased and are also expected to increase with inflation. If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on profitability. In order to control inflation in the past, the PRC government has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. The implementation of such policies may impede economic growth.

The scope of our business license in China is limited, and we may not expand or continue our business without government approval and renewal, respectively.

Our principal operating subsidiary, Fuqi China, is a wholly foreign-owned enterprise organized under PRC law, commonly known as a WFOE. A WFOE can only conduct business within its approved business scope, which ultimately appears on its business license. Our license permits us to design, manufacture, sell and market jewelry products to department stores throughout the PRC and to engage in the retail distribution of our products. Any amendment to the scope of our business requires further application and government approval. In order for us to expand our business beyond the scope of our license, we will be required to enter into a negotiation with the authorities for the approval to expand the scope of our business. We cannot assure you that Fuqi China will be able to obtain the necessary government approval for any change or expansion of our business scope.

We will not be able to complete an acquisition of prospective acquisition targets in the PRC unless their financial statements can be reconciled to U.S. generally accepted accounting principles in a timely manner.

Companies based in the PRC may not have properly kept financial books and records that may be reconciled with U.S. generally accepted accounting principles. If we attempt to acquire a significant PRC target company and/or its assets, we would be required to obtain or prepare financial statements of the target that are prepared in accordance with and reconciled to U.S. generally accepted accounting principles. Federal securities laws require that a business combination meeting certain financial significance tests require the public acquirer to prepare and file historical and/or pro forma financial statement disclosure with the SEC. These financial statements must be prepared in accordance with, or be reconciled to U.S. generally accepted accounting principles and the historical financial statements must be audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), or PCAOB. If a proposed acquisition target does not have financial statements that have been prepared in accordance with, or that can be reconciled to, U.S. generally accepted accounting principles and audited in accordance with the standards of the PCAOB, we will not be able to acquire that proposed acquisition target. These financial statement requirements may limit the pool of potential acquisition targets with which we may acquire and hinder our ability to expand our retail operations. Furthermore, if we consummate an acquisition and are unable to timely file audited financial statements and/or pro forma financial information required by the Exchange Act, such as Item 9.01 of Form 8-K, we will be ineligible to use the SEC’s short-form registration statement on Form S-3 to raise capital, if we are otherwise eligible to use a Form S-3. If we are ineligible to use a Form S-3, the process of raising capital may be more expensive and time consuming and the terms of any offering transaction may not be as favorable as they would have been if we were eligible to use Form S-3.

Recent PRC regulations relating to acquisitions of PRC companies by foreign entities may create regulatory uncertainties that could restrict or limit our ability to operate. Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, for the listing and trading of our common stock could have a material adverse effect on our business, operating results, reputation and trading price of our common stock, and may also create uncertainties in the future.

The PRC State Administration of Foreign Exchange, or “SAFE,” issued a public notice in November 2005, known as Circular 75, concerning the use of offshore holding companies in mergers and acquisitions in China. The public notice provides that if an offshore company controlled by PRC residents intends to acquire a PRC company, such acquisition will be subject to registration with the relevant foreign exchange authorities. The public notice also suggests that registration with the relevant foreign exchange authorities is required for any sale or transfer by the PRC residents of shares in an offshore holding company that owns an onshore company. The PRC residents must each submit a registration form to the local SAFE branch with respect to their ownership interests in the offshore company, and must also file an amendment to such registration if the offshore company experiences material events, such as changes in the share capital, share transfer, mergers and acquisitions, spin-off transactions or use of assets in China to guarantee offshore obligations. On May 29, 2007, SAFE released implementation rules for Circular 75, known as Circular 106. Under Circular 106, the acquired PRC company may be prohibited from distributing dividends to its offshore acquirer if the PRC residents fail to register with SAFE in accordance with the requirement under Circular 75.

On August 8, 2006, the PRC Ministry of Commerce (“MOFCOM”), joined by the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration of Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission and SAFE, released a substantially amended version of the Provisions for Foreign Investors to Merge with or Acquire Domestic Enterprises (the “Revised M&A Regulations”), which took effect September 8, 2006. These new rules significantly revised China’s regulatory framework governing onshore-to-offshore restructurings and foreign acquisitions of domestic enterprises. These new rules signify greater PRC government attention to cross-border merger, acquisition and other investment activities, by confirming MOFCOM as a key regulator for issues related to mergers and acquisitions in China and requiring MOFCOM approval of a broad range of merger, acquisition and investment transactions. Further, the new rules establish reporting requirements for acquisition of control by foreigners of companies in key industries, and reinforce the ability of the Chinese government to monitor and prohibit foreign control transactions in key industries.

Among other things, the revised M&A Regulations include new provisions that purport to require that an offshore special purpose vehicle, or SPV, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals must obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. However, the application of this PRC regulation remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement. Our PRC counsel, Shujin Law Firm, has advised us that because we completed our onshore-to-offshore restructuring before September 8, 2006, the effective date of the new regulation, it is not necessary for us to submit the application to the CSRC for its approval, and the listing and trading of our common stock does not require CSRC approval.

If the CSRC or another PRC regulatory agency subsequently determines that CSRC approval was required for our restructuring, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Common Stock.

Also, if later the CSRC requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our common stock. Furthermore, published news reports in China recently indicated that the CSRC may have curtailed or suspended overseas listings for Chinese private companies.

It is uncertain how our business operations or future strategy will be affected by the interpretations and implementation of Circular 75 and the Revised M&A Regulations. It is anticipated that application of the new rules will be subject to significant administrative interpretation, and we will need to closely monitor how MOFCOM and other ministries apply the rules to ensure that our domestic and offshore activities continue to comply with PRC law. Given the uncertainties regarding interpretation and application of the new rules, we may need to expend significant time and resources to maintain compliance.

Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

As our ultimate holding company is a Delaware corporation, we are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign and local Chinese companies, including some that may compete with our company, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur from time-to-time in the PRC. We can make no assurance, however, that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Because our funds are held in banks in the PRC that do not provide insurance, the failure of any bank in which we deposit our funds could affect our ability to continue in business.

Banks and other financial institutions in the PRC do not provide insurance for funds held on deposit. A significant portion of our assets are in the form of cash deposited with banks in the PRC, and in the event of a bank failure, we may not have access to our funds on deposit. Depending upon the amount of money we maintain in a bank that fails, our inability to have access to our cash could impair our operations, and, if we are not able to access funds to pay our suppliers, employees and other creditors, we may be unable to continue in business.

We had enjoyed certain preferential tax concessions and the loss of these preferential tax concessions may cause our tax liabilities to increase and our profitability to decline.

In 2004 and 2005, Fuqi China enjoyed a preferential income tax rate of 7.5% due to its status as a new business. That status expired effective January 1, 2006. The expiration of the preferential tax treatment has increased our tax liabilities and reduced our profitability. On March 16, 2007, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, under which foreign invested enterprises and domestic companies will be subject to enterprise income tax at a uniform rate of 25%. The new law became effective on January 1, 2008. During the transition period for enterprises established before March 16, 2007, the tax rate started gradually being increased in 2008 and will be equal to the new tax rate of 25% in 2012. We believe that our profitability will be negatively affected as a result of the new EIT Law. Any future increase in the enterprise income tax rate applicable to us or other adverse tax treatments could increase our tax liabilities and reduce our net income.

Equity compensation grants to persons who are PRC citizens may result in their requirement to register with the State Administration of Foreign Exchange of the PRC, or SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional equity compensation plans for our directors and employees and other parties under PRC law.

On April 6, 2007, SAFE issued the “Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of An Overseas Listed Company, also know as “Circular 78.” It is not clear whether Circular 78 covers all forms of equity compensation plans or only those which provide for the granting of stock options. For any plans which are so covered and are adopted by a non-PRC listed company, such as our company, after April 6, 2007, Circular 78 requires all participants who are PRC citizens to register with and obtain approvals from SAFE prior to their participation in the plan. In addition, Circular 78 also requires PRC citizens to register with SAFE and make the necessary applications and filings if they participated in an overseas listed company’s covered equity compensation plan prior to April 6, 2007. We believe that the registration and approval requirements contemplated in Circular 78 will be burdensome and time consuming.

We have made numerous stock option grants under our equity incentive plan to our officers and directors, some of whom are PRC citizens and may be required to register with SAFE. In addition to our officers and directors that received option grants, future participants of our equity incentive plan or any other equity compensation plan we may adopt who are PRC citizens may be required to register with SAFE. If it is determined that any of our equity compensation plans are subject to Circular 78, failure to comply with such provisions may subject us and participants of our equity incentive plan who are PRC citizens to fines and legal sanctions and prevent us from being able to grant equity compensation to our PRC employees. In that case, our business operations may be adversely affected.

Any outbreak of the Swine Flu (H1N1), severe acute respiratory syndrome, or SARS, the Avian Flu, or another widespread public health problem in the PRC could adversely affect our operations.

There have been recent outbreaks of the highly pathogenic Swine Flu, caused by the H1N1 virus, in certain regions of the world, including parts of China, where all of our manufacturing facilities are located and where all of our sales occur. Our business is dependent upon our ability to continue to manufacture and distribute our products, and an outbreak of the Swine Flu, or a renewed outbreak of SARS, the Avian Flu, or another widespread public health problem in China, could have a negative effect on our operations. Any such outbreak could have an impact on our operations as a result of:

•	quarantines or closures of our manufacturing or distribution facilities or the retail outlets, which would severely disrupt our operations,

•	the sickness or death of our key officers and employees, and

•	a general slowdown in the Chinese economy.

Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our operations.

We face risks related to natural disasters, terrorist attacks or other events in China that may affect usage of public transportation, which could have a material adverse effect on our retail business and results of operations.

Our business could be materially and adversely affected by natural disasters, terrorist attacks or other events in China. Any future natural disasters, terrorist attacks or other events in China could cause a reduction in usage of, or other severe disruptions to, public transportation systems and could have a material adverse effect on our retail business and results of operations.

Because our business is located in the PRC, we may have difficulty establishing adequate management, legal and financial controls, which we are required to do in order to comply with U.S. securities laws.

PRC companies have historically not adopted a Western style of management and financial reporting concepts and practices, which includes strong corporate governance, internal controls and, computer, financial and other control systems. Most of our middle and top management staff are not educated and trained in the Western system, and we may have difficulty hiring new employees in the PRC with such training. In addition, we may need to rely on a new and developing communication infrastructure to efficiently transfer our information from retail nodes to our headquarters. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards. Therefore, we may, in turn, experience difficulties in implementing and maintaining adequate internal controls as required under Section 404 of the Sarbanes-Oxley Act of 2002. This may result in significant deficiencies or material weaknesses in our internal controls. We have identified both significant deficiencies and material weaknesses in our internal controls. If we are not able to remediate these deficiencies and material weaknesses, and prevent future deficiencies, it could impact the reliability of our financial statements and prevent us from complying with SEC rules and regulations and the requirements of the Sarbanes-Oxley Act of 2002. Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our business. For additional information, please see below “Risk Factors—If we fail to maintain effective internal controls over financial reporting, the price of our common stock may be adversely affected. We have recently identified significant deficiencies and material weaknesses in our internal controls.”

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based upon U.S. laws, including the federal securities laws, or other foreign laws against us or our management.

All of our current operations, including the manufacturing and distribution of jewelry, are conducted in China. Moreover, most of our directors and officers are nationals and residents of China. All or substantially all of the assets of these persons are located outside the United States and in the PRC. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon these persons. In addition, uncertainty exists as to whether the courts of China would recognize or enforce judgments of U.S. courts obtained against us or such officers and/or directors predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in China against us or such persons predicated upon the securities laws of the United States or any state thereof.

Restrictions on the convertibility of RMB into foreign currency may limit our ability to make dividends or other payments in U.S. dollars or fund possible business activities outside China.

All of our net revenues are currently generated in RMB. Any future restrictions on currency exchanges may limit our ability to use net revenues generated in RMB to make dividends or other payments in U.S. dollars or fund possible business activities outside China. Although the PRC government introduced regulations in 1996 to allow greater convertibility of RMB for current account transactions, significant restrictions still remain, including primarily the restriction that foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. In addition, remittance of foreign currencies abroad and conversion of RMB for capital account items, including direct investment and loans, is subject to government approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot assure you the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of RMB, especially with respect to foreign exchange transactions.

Because our revenues are generated in RMB and our results are reported in U.S. dollars, devaluation of the RMB could negatively impact our results of operations.

The value of RMB is subject to changes in China’s governmental policies and to international economic and political developments. In January, 1994, the PRC government implemented a unitary managed floating rate system. Under this system, the People’s Bank of China, or PBOC, began publishing a daily base exchange rate with reference primarily to the supply and demand of RMB against the U.S. dollar and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rates for RMB within a specified band around the central bank’s daily exchange rate. On July 21, 2005, PBOC announced an adjustment of the exchange rate of the U.S. dollar to RMB from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. This modification has resulted in an approximate 15.72% appreciation of the RMB against the U.S. dollar from July 21, 2005 to December 31, 2008. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in further fluctuations of the exchange rate of RMB against the U.S. dollar, including possible devaluations. As all of our net revenues are recorded in RMB, any future devaluation of RMB against the U.S. dollar could negatively impact our results of operations.

Risks Related to our Common Stock and our Capital Structure

Our stock price is volatile and you might not be able to resell your securities at or above the price you have paid.

Since our initial public offering and listing of our common stock on The NASDAQ Global Market on October 23, 2007, the price at which our common stock had traded has been volatile, with a high and low sales price of $22.02 and $3.31, respectively, as through July 20, 2009. You might not be able to sell the shares of our common stock at or above the price you have paid. The stock market has experienced extreme volatility that often has been unrelated to the performance of its listed companies. Moreover, only a limited number of our shares are traded each day, which could increase the volatility of the price of our stock. These market fluctuations might cause our stock price to fall regardless of our performance. The market price of our common stock might fluctuate significantly in response to many factors, some of which are beyond our control, including the following:

•	actual or anticipated fluctuations in our annual and quarterly results of operations;

•	changes in securities analysts’ expectations;

•	variations in our operating results, which could cause us to fail to meet analysts’ or investors’ expectations;

•	announcements by our competitors or us of significant new products, contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	conditions and trends in our industry;

•	general market, economic, industry and political conditions;

•	changes in market values of comparable companies;

•	additions or departures of key personnel;

•	stock market price and volume fluctuations attributable to inconsistent trading volume levels; and

•	future sales of equity or debt securities, including sales which dilute existing investors.

The sale or availability for sale of substantial amounts of our common stock could adversely affect its market price.

The market price of our Common Stock could decline as a result of sales of a large number of shares of our common stock in the market or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

As of July 15, 2009, we had approximately 22,047,261 shares of Common Stock outstanding and approximately 9.7 million shares are freely tradable without further restriction under the Securities Act of 1933, as amended, by persons other than our affiliates (within the meaning of Rule 144 under the Securities Act). In addition, our certificate of incorporation permits the issuance of up to approximately 78 million additional shares of common stock. Thus, we have the ability to issue substantial amounts of common stock in the future, which would dilute the percentage ownership held by the existing investors.

Effective February 15, 2008, the SEC revised Rule 144, which provides a safe harbor for the resale of restricted securities, shortening applicable holding periods and easing other restrictions and requirements for resales by our non-affiliates, thereby enabling an increased number of our outstanding restricted securities to be resold sooner in the public market. Sales of substantial amounts of our stock at any one time or from time to time by the investors to whom we have issued them, or even the availability of these shares for sale, could cause the market price of our common stock to decline.

We are controlled by one stockholder, whose interests may differ from those of other stockholders. As a result, we could be prevented from entering into potentially beneficial transactions if they conflict with our major stockholder’s interests.

As of June 30, 2009, Mr. Yu Kwai Chong, our Chief Executive Officer and our largest stockholder, beneficially owned more than 50% of our outstanding shares. Mr. Chong possesses significant influence over us, giving him the ability, among other things, to effectively control the election of all or a majority of the Board of Directors and to approve significant corporate transactions. Such stock ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company. Without the consent of Mr. Chong, we could be prevented from entering into potentially beneficial transactions if they conflict with our major stockholder’s interests. The interests of this stockholder may differ from the interests of our other stockholders.

If we fail to maintain effective internal controls over financial reporting, the price of our common stock may be adversely affected. We have recently identified significant deficiencies and material weaknesses in our internal controls.

We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. Any failure of these controls could also prevent us from maintaining accurate accounting records and discovering accounting errors and financial frauds. Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require annual assessment of our internal control over financial reporting, and attestation of this assessment by our company’s independent registered public accountants. The annual assessment of our internal controls requirement first applied to our annual report for the 2007 fiscal year and the attestation requirement of management’s assessment by our independent registered public accountants is included in our annual report for the 2008 fiscal year. The standards that must be met for management to assess the internal control over financial reporting as effective are new and complex, and require significant documentation, testing and possible remediation to meet the detailed standards. We may encounter problems or delays in completing activities necessary to make an assessment of our internal control over financial reporting. In addition, the attestation process by our independent registered public accountants is new to us and we may encounter problems or delays in completing the implementation of any requested improvements and receiving an attestation of our assessment by our independent registered public accountants. If we cannot assess our internal control over financial reporting as effective, or our independent registered public accountants are unable to provide an unqualified attestation report on such assessment, investor confidence and share value may be negatively impacted.

As disclosed in Item 9A of our Form 10-K, as amended, for the year ended December 31, 2008, management’s assessment of our internal control over financial reporting identified certain material weaknesses in areas discussed in that Item 9A and management determined that our internal control over financial reporting was not effective as of December 31, 2008. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.

With respect to the effectiveness of our controls and procedures as of December 31, 2007, Stonefield Josephson, Inc., our Independent Registered Public Accounting Firm, indicated to us that our accounting for certain significant transactions were incorrectly calculated or incorrectly recorded, which resulted in adjustments that constituted significant deficiencies in our internal controls over accounting and financial reporting. Furthermore, in connection with our assessment as of December 31, 2008, our management concluded that our internal controls over financial reporting were not effective due to our failure to maintain effective controls over the period-end closing process, which was caused by an insufficient number of qualified resources. Our management determined that this deficiency was a material weakness. Our assessment also concluded that we did not maintain effective control over revenue cycle with revenue recognition in improper periods. While we have implemented steps intended to remediate the identified material weaknesses, including hiring Grant Thornton Specialist Services Limited to help us improve our controls, there can be no guarantee that we will be successful in our attempts to correct such material weaknesses or our significant deficiencies or successful in receiving an unqualified opinion from our Independent Registered Public Accounting Firm with respect to the audit of our internal controls. Our identified material weaknesses and significant deficiencies may raise concerns for investors and may have an adverse impact on the price of our common stock.

We do not foresee paying cash dividends in the foreseeable future and, as a result, our investors sole source of gain, if any, will depend on capital appreciation, if any.

We do not plan to declare or pay any further cash dividends on our shares of common stock in the foreseeable future and we currently intend to retain any future earnings for funding growth. Prior to the reverse merger we effected with VT Marketing Services, the predecessor of Fuqi International, Inc. (the “Reverse Merger”) in November 2006, we were wholly-owned by our founder and Chief Executive Officer, Mr. Yu Kwai Chong. During the three months ended March 31, 2009 and the years ended December 31, 2008, 2007, and 2006, we paid cash dividends of $0, $0, $0, and $2.7 million, respectively, to Mr. Chong as our sole stockholder prior to the Reverse Merger. We currently have no intention to declare further dividends in the foreseeable future. Payment of dividends is further restricted under the provisions of our existing loan agreements, which prohibit Fuqi China from paying any dividends or making any other distributions to Fuqi BVI without the consent of the lenders. As a result, you should not rely on an investment in our securities if you require the investment to produce dividend income. Capital appreciation, if any, of our shares may be your sole source of gain for the foreseeable future. Moreover, you may not be able to resell your shares in our company at or above the price you paid for them.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, we intend to use the net proceeds from the sale of the securities under this prospectus for general corporate purposes, including expanding our retail operations, expanding our products, acquiring additional retail outlets and product lines and for general working capital purposes. We may also use a portion of the net proceeds to acquire or invest in businesses and products that are complementary to our own, although we have no current plans, commitments or agreements with respect to any acquisitions as of the date of this prospectus. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

RATIO OF EARNINGS TO FIXED CHARGES

The following table displays our ratio of earnings to fixed charges. The following summary is qualified by the more detailed information appearing in the computation table found in Exhibit 12.1 to the registration statement of which this prospectus is part and the historical financial statements, including the notes to those financial statements, incorporated by reference in this prospectus.

	Three Months Ended March 31, 2009	Year Ended December 31,
		2008	2007	2006	2005	2004
Ratio of earnings to fixed charges	30.3x	25.2x	13.6x	9.5x	12.7x	43.1x

For purposes of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense, an estimate of the interest within rental expense. During the periods presented above, we had no preference securities outstanding.

DESCRIPTION OF COMMON STOCK

We are authorized to issue 100,000,000 shares of common stock, $0.001 par value per share. As of the date of June 15, 2009, we had approximately 22,047,261 shares of common stock issued and outstanding.

General

Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the stockholders.

Holders of our common stock:

(i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors;

(ii) are entitled to share ratably in all our assets available for distribution to holders of common stock upon our liquidation, dissolution or winding up;

(iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions; and

(iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of our stockholders.

The holders of shares of our common stock do not have cumulative voting rights, which means that the holder or holders of more than fifty percent (50%) of outstanding shares voting for the election of directors can elect all of our directors if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the our directors.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, Inc.

Listing

Our common stock is currently traded on the NASDAQ Global Market under the symbol “FUQI.”

DESCRIPTION OF PREFERRED STOCK

We may issue up to 5,000,000 shares of our preferred stock, par value $0.001 per share, from time to time in one or more series. As of the date of this prospectus, no shares of our preferred stock were outstanding.

Our certificate of incorporation authorizes our Board of Directors to issue preferred stock from time to time with such designations, preferences, conversion or other rights, voting powers, restrictions, dividends or limitations as to dividends or other distributions, qualifications or terms or conditions of redemption as shall be determined by the Board of Directors for each class or series of stock subject to the provisions of our certificate of incorporation. Preferred stock is available for possible future financings or acquisitions and for general corporate purposes without further authorization of stockholders unless such authorization is required by applicable law, the rules of the NASDAQ Global Market or other securities exchange or market on which our stock is then listed or admitted to trading.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, under some circumstances, have the effect of delaying, deferring or preventing a change in control of Fuqi.

A prospectus supplement relating to any series of preferred stock being offered will include specific terms relating to the offering. Such prospectus supplement will include:

•	the title and stated or par value of the preferred stock;

•	the number of shares of the preferred stock offered, the liquidation preference per share and the offering price of the preferred stock;

•	the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to the preferred stock;

•	whether dividends shall be cumulative or non-cumulative and, if cumulative, the date from which dividends on the preferred stock shall accumulate;

•	the provisions for a sinking fund, if any, for the preferred stock;

•	any voting rights of the preferred stock;

•	the provisions for redemption, if applicable, of the preferred stock;

•	any listing of the preferred stock on any securities exchange;

•

the terms and conditions, if applicable, upon which the preferred stock will be convertible into our common stock, including the conversion price or the manner of calculating the conversion price and conversion period;

•	if appropriate, a discussion of Federal income tax consequences applicable to the preferred stock;

•	any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

The terms, if any, on which the preferred stock may be convertible into or exchangeable for our common stock will also be stated in the preferred stock prospectus supplement. The terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option, and may include provisions pursuant to which the number of shares of our common stock to be received by the holders of preferred stock would be subject to adjustment.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of preferred stock or common stock. Warrants may be issued independently or together with any preferred stock or common stock, and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between a warrant agent specified in the agreement and us. The warrant agent will act solely as our agent in connection with the warrants of that series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. This summary of some provisions of the securities warrants is not complete. You should refer to the securities warrant agreement, including the forms of securities warrant certificate representing the securities warrants, relating to the specific securities warrants being offered for the complete terms of the securities warrant agreement and the securities warrants. The securities warrant agreement, together with the terms of the securities warrant certificate and securities warrants, will be filed with the SEC in connection with the offering of the specific warrants.

The applicable prospectus supplement will describe the following terms, where applicable, of the warrants in respect of which this prospectus is being delivered:

•	the title of the warrants;

•	the aggregate number of the warrants;

•	the price or prices at which the warrants will be issued;

•	the designation, amount and terms of the offered securities purchasable upon exercise of the warrants;

•	if applicable, the date on and after which the warrants and the offered securities purchasable upon exercise of the warrants will be separately transferable;

•	the terms of the securities purchasable upon exercise of such warrants and the procedures and conditions relating to the exercise of such warrants;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the price or prices at which and currency or currencies in which the offered securities purchasable upon exercise of the warrants may be purchased;

•	the date on which the right to exercise the warrants shall commence and the date on which the right shall expire;

•	the minimum or maximum amount of the warrants that may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	if appropriate, a discussion of Federal income tax consequences; and

•	any other material terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Warrants for the purchase of common stock or preferred stock will be offered and exercisable for U.S. dollars only. Warrants will be issued in registered form only.

Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will, as soon as practicable, forward the purchased securities. If less than all of the warrants represented by the warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

Prior to the exercise of any securities warrants to purchase preferred stock or common stock, holders of the warrants will not have any of the rights of holders of the common stock or preferred stock purchasable upon exercise, including in the case of securities warrants for the purchase of common stock or preferred stock, the right to vote or to receive any payments of dividends on the preferred stock or common stock purchasable upon exercise.

DESCRIPTION OF DEBT SECURITIES

The following description, together with the additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of the debt securities that we may offer under this prospectus, but is not complete. We may issue debt securities, in one or more series, as either senior or subordinated debt or as senior or subordinated convertible debt. While the terms we have summarized below will apply generally to any future debt securities we may offer under this prospectus, we will describe the particular terms of any debt securities that we may offer in more detail in the applicable prospectus supplement. Unless the context requires otherwise, whenever we refer to the “indentures,” we also are referring to any supplemental indentures that specify the terms of a particular series of debt securities.

We will issue any new senior debt securities under a senior indenture that we will enter into with a trustee named in such senior indenture. We will issue any subordinated debt securities under a subordinated indenture that we will enter into with a trustee named in such subordinated indenture. We have filed forms of these documents as exhibits to the registration statement, of which this prospectus is a part, and supplemental indentures, forms of debt securities containing the terms of any debt securities to be offered, and other related documents will be filed as exhibits to the registration statement of which this prospectus is a part or will be incorporated by reference from reports that we file with the SEC.

Any indenture and any trustee will be qualified under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). We use the term “trustee” to refer to either a trustee under the senior indenture or a trustee under the subordinated indenture, as applicable.

The following summaries of material provisions of any senior debt securities, any subordinated debt securities and the related indentures are subject to, and qualified in their entirety by reference to, all of the provisions of any indenture applicable to a particular series of debt securities. We urge you to read the applicable prospectus supplements related to any debt securities that we may offer under this prospectus, as well as the complete indentures that contains the terms of any debt securities. Except as we may otherwise indicate, the terms of any senior indenture and any subordinated indenture will be identical.

In addition, the material specific financial, legal and other terms as well as any material U.S. federal income tax consequences particular to securities of each series will be described in the prospectus supplement relating to the securities of that series. The prospectus supplement may or may not modify the general terms found in this prospectus and will be filed with the SEC. For a complete description of the terms of a particular series of debt securities, you should read both this prospectus and the prospectus supplement relating to that particular series.

General

The terms of each series of debt securities will be established by or pursuant to a resolution of our board of directors and set forth or determined in the manner provided in an officers’ certificate or by a supplement indenture. Debt securities may be issued in separate series without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the debt securities of any series. This section and the applicable prospectus supplement summarize all the material terms of the applicable indenture and the debt security being offered. They do not, however, describe every aspect of the indenture and the debt security. For example, in this section and the prospectus supplement we use terms that have been given special meaning in the indenture, but we describe the meaning for only the more important of those terms. We will describe in the applicable prospectus supplement the terms of the series of debt securities being offered, including:

•	the title;

•	the principal amount being offered, and if a series, the total amount authorized and the total amount outstanding;

•	any limit on the amount that may be issued;

•	whether or not we will issue the series of debt securities in global form, and, if so, the terms and who the depositary will be;

•	the maturity date;

•

the annual interest rate, which may be fixed or variable, or the method for determining the rate and the date interest will begin to accrue, the dates interest will be payable and the regular record dates for interest payment dates or the method for determining such dates;

•	whether or not the debt securities will be secured or unsecured, and the terms of any secured debt;

•	the terms of the subordination of any series of subordinated debt;

•	the place where payments will be payable;

•	restrictions on transfer, sale or other assignment, if any;

•	our right, if any, to defer payment of interest and the maximum length of any such deferral period;

•

the date, if any, after which, and the price at which, we may, at our option, redeem the series of debt securities pursuant to any optional or provisional redemption provisions and the terms of those redemption provisions;

•

the date, if any, on which, and the price at which we are obligated, pursuant to any mandatory sinking fund or analogous fund provisions or otherwise, to redeem, or at the holder’s option, to purchase, the series of debt securities and the currency or currency unit in which the debt securities are payable;

•	whether the indenture will restrict our ability to:

•	incur additional indebtedness;

•	issue additional securities;

•	create liens;

•	pay dividends or make distributions in respect of our capital stock or the capital stock of our subsidiaries;

•	redeem capital stock;

•	place restrictions on our subsidiaries’ ability to pay dividends, make distributions or transfer assets;

•	make investments or other restricted payments;

•	sell or otherwise dispose of assets;

•	enter into sale-leaseback transactions;

•	engage in transactions with stockholders or affiliates;

•	issue or sell stock of our subsidiaries; or

•	effect a consolidation or merger;

•	whether the indenture will require us to maintain any interest coverage, fixed charge, cash flow-based, asset-based or other financial ratios;

•	a discussion of certain material or special U.S. federal income tax considerations applicable to the debt securities;

•	information describing any book-entry features;

•	provisions for a sinking fund purchase or other analogous fund, if any;

•	the applicability of the provisions in the indenture on discharge;

•

whether the debt securities are to be offered at a price such that they will be deemed to be offered at an “original issue discount” as defined in paragraph (a) of Section 1273 of the Internal Revenue Code of 1986, as amended;

•	the denominations in which we will issue the series of debt securities, if other than denominations of $1,000 and any integral multiple thereof;

•	the currency of payment of debt securities if other than U.S. dollars and the manner of determining the equivalent amount in U.S. dollars; and

•

any other specific terms, preferences, rights or limitations of, or restrictions on, the debt securities, including any additional events of default or covenants provided with respect to the debt securities, and any terms that may be required by us or advisable under applicable laws or regulations.

Principal Amount, Stated Maturity and Maturity

The principal amount of a debt security means the principal amount payable at its stated maturity, unless that amount is not determinable, in which case the principal amount of a debt security is its face amount.

The term “stated maturity” with respect to any debt security means the day on which the principal amount of your debt security is scheduled to become due. The principal may become due sooner, by reason of redemption or acceleration after a default or otherwise in accordance with the terms of the debt security. The day on which the principal actually becomes due, whether at the stated maturity or earlier, is called the “maturity” of the principal.

We also use the terms “stated maturity” and “maturity” to refer to the days when other payments become due. For example, we may refer to a regular interest payment date when an installment of interest is scheduled to become due as the “stated maturity” of that installment. When we refer to the “stated maturity” or the “maturity” of a debt security without specifying a particular payment, we mean the stated maturity or maturity, as the case may be, of the principal.

Conversion or Exchange Rights

We will set forth in the applicable prospectus supplement the terms on which a series of debt securities may be convertible into or exchangeable for our common stock, our preferred stock or other securities. We will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. We may include provisions pursuant to which the number of shares of our common stock, our preferred stock or other securities that the holders of the series of debt securities receive would be subject to adjustment.

Consolidation, Merger or Sale

Unless we provide otherwise in the prospectus supplement applicable to a particular series of debt securities, the indentures will not contain any covenant that is a material restriction on our ability to merge or consolidate, or sell, convey, transfer or otherwise dispose of all or substantially all of our assets.

Events of Default under the Indenture

Unless we provide otherwise in the prospectus supplement applicable to a particular series of debt securities, the following are events of default under the indentures with respect to any series of debt securities that we may issue:

•	if we fail to pay interest when due and payable and our failure continues for 90 days and the time for payment has not been extended;

•	if we fail to pay the principal, premium or sinking fund payment, if any, when due and payable at maturity, upon redemption or repurchase or otherwise, and the time for payment has not been extended;

•

if we fail to observe or perform any other covenant contained in the debt securities or the indentures, other than a covenant specifically relating to another series of debt securities, and our failure continues for 90 days after we receive notice from the trustee or we and the trustee receive notice from the holders of at least 51% in aggregate principal amount of the outstanding debt securities of the applicable series; and

•	if specified events of bankruptcy, insolvency or reorganization occur.

We will describe in each applicable prospectus supplement any additional events of default or differences in the events of default identified above relating to the relevant series of debt securities.

If an event of default with respect to debt securities of any series occurs and is continuing, other than an event of default specified in the last bullet point above, the trustee or the holders of at least 51% in aggregate principal amount of the outstanding debt securities of that series, by notice to us in writing, and to the trustee if notice is given by such holders, may declare the unpaid principal, premium, if any, and accrued interest, if any, due and payable immediately. If an event of default specified in the last bullet point above occurs with respect to us, the unpaid principal, premium, if any, and accrued interest, if any, of each issue of debt securities then outstanding shall be due and payable without any notice or other action on the part of the trustee or any holder.

Subject to the terms of the indentures, the holders of a majority in principal amount of the outstanding debt securities of an affected series may waive any default or event of default with respect to the series and its consequences, except defaults or events of default regarding payment of principal, premium, if any, or interest, unless we have cured the default or event of default in accordance with the indenture. Any waiver shall cure the default or event of default.

Subject to the terms of the indentures, if an event of default under an indenture occurs and continues, the trustee will be under no obligation to exercise any of its rights or powers under such indenture at the request or direction of any of the holders of the applicable series of debt securities, unless such holders have offered the trustee reasonable indemnity or security satisfactory to it against any loss, liability or expense. The holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series, provided that:

•	the direction so given by the holder is not in conflict with any law or the applicable indenture; and

•

subject to its duties under the Trust Indenture Act, the trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

The indentures provide that if an event of default has occurred and is continuing, the trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture, or that the trustee determines is unduly prejudicial to the rights of any other holder of the relevant series of debt securities, or that would involve the trustee in personal liability. Prior to taking any action under the indentures, the trustee will be entitled to indemnification against all costs, expenses and liabilities that would be incurred by taking or not taking such action.

Modification of Indenture; Waiver

Subject to the terms of the indenture for any series of debt securities that we may issue, we and the trustee may change an indenture without the consent of any holders with respect to the following specific matters:

•	to fix any ambiguity, defect or inconsistency in the indenture;

•	to comply with assumption of obligations in the event of a consolidation, merger, or sale;

•	to comply with any requirements of the SEC in connection with the qualification of any indenture under the Trust Indenture Act;

•

to add to, delete from or revise the conditions, limitations, and restrictions on the authorized amount, terms, or purposes of issue, authentication and delivery of debt securities, provided that it does not have a material adverse effect on any holders as set forth in the indenture;

•

to provide for the issuance of and establish the form and terms and conditions of the debt securities of any series as provided under “Description of Debt Securities—General,” to establish the form of any certifications required to be furnished pursuant to the terms of the indenture or any series of debt securities, or to add to the rights of the holders of any series of debt securities;

•	to evidence and provide for the acceptance of appointment hereunder by a successor trustee;

•	to provide for uncertificated debt securities and to make all appropriate changes for such purpose;

•

to add to our covenants such new covenants, restrictions, conditions or provisions for the benefit of the holders, to make the occurrence, or the occurrence and the continuance, of a default in any such additional covenants, restrictions, conditions or provisions an event of default or to surrender any right or power conferred to us in the indenture; or

•	to change anything that does not adversely affect the interests of any holder of debt securities of any series in any material respect.

In addition, under the indentures, the rights of holders of a series of debt securities may be changed by us and the trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series that is affected. However, subject to the terms of the indenture for any series of debt securities that we may issue or otherwise provided in the prospectus supplement applicable to a particular series of debt securities, we and the trustee may only make the following changes with the consent of each holder of any outstanding debt securities affected:

•	extending the stated maturity of the series of debt securities;

•	reducing the principal amount, reducing the rate of or extending the time of payment of interest, or reducing any premium payable upon the redemption or repurchase of any debt securities; or

•	reducing the percentage of debt securities, the holders of which are required to consent to any amendment, supplement, modification or waiver.

Discharge

Each indenture provides that, subject to the terms of the indenture and any limitation otherwise provided in the prospectus supplement applicable to a particular series of debt securities, we can elect to be discharged from our obligations with respect to one or more series of debt securities, except for specified obligations, including obligations to:

•	register the transfer or exchange of debt securities of the series;

•	replace stolen, lost or mutilated debt securities of the series;

•	maintain paying agencies;

•	recover excess money held by the trustee;

•	compensate and indemnify the trustee; and

•	appoint any successor trustee.

In order to exercise our rights to be discharged, we must deposit with the trustee money or government obligations sufficient to pay all the principal of, any premium and interest on, the debt securities of the series on the dates payments are due.

Form, Exchange and Transfer

We may issue debt securities of each series only in fully registered form without coupons and, unless we otherwise specify in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof. The indentures will provide that we may issue debt securities of a series in temporary or permanent global form and as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company or another depositary named by us and identified in a prospectus supplement with respect to that series (the “Depository”). See “Book-Entry” below for a further description of the terms relating to any book-entry securities.

At the option of the holder, subject to the terms of the indentures and the limitations applicable to global securities described in the applicable prospectus supplement, the holder of the debt securities of any series can exchange the debt securities for other debt securities of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

Subject to the terms of the indentures and the limitations applicable to global securities set forth in the applicable prospectus supplement, holders of the debt securities may present the debt securities for exchange or for registration of transfer, duly endorsed or with the form of transfer endorsed thereon duly executed if so required by us or the security registrar, at the office of the security registrar or at the office of any transfer agent designated by us for this purpose. Unless otherwise provided in the debt securities that the holder presents for transfer or exchange, we will make no service charge for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges.

We will name in the applicable prospectus supplement the security registrar, and any transfer agent in addition to the security registrar, that we initially designate for any debt securities. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

If we elect to redeem the debt securities of any series, we will not be required to:

•

issue, register the transfer of, or exchange any debt securities of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any debt securities that may be selected for redemption and ending at the close of business on the day of the mailing; or

•	register the transfer of or exchange any debt securities so selected for redemption, in whole or in part, except the unredeemed portion of any debt securities we are redeeming in part.

Information Concerning the Trustee

The trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only those duties as are specifically set forth in the applicable indenture and is under no obligation to exercise any of the powers given it by the indentures at the request of any holder of debt securities unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur. However, upon an event of default under an indenture, the trustee must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs.

Payment and Paying Agents

Unless we otherwise indicate in the applicable prospectus supplement, we will make payment of the interest on any debt securities on any interest payment date to the person in whose name the debt securities, or one or more predecessor securities, are registered at the close of business on the regular record date for the interest.

We will pay principal of and any premium and interest on the debt securities of a particular series at the office of the paying agents designated by us, except that unless we otherwise indicate in the applicable prospectus supplement, we will make interest payments by check that we will mail to the holder or by wire transfer to certain holders. Unless we otherwise indicate in the applicable prospectus supplement, we will designate the corporate trust office of the trustee as our sole paying agent for payments with respect to debt securities of each series. We will name in the applicable prospectus supplement any other paying agents that we initially designate for the debt securities of a particular series. We will maintain a paying agent in each place of payment for the debt securities of a particular series.

Book-Entry

Debt securities in book-entry form are represented by a global security registered in the name of the Depository or its nominee, which will be the holder of all the debt securities represented by the global security. Those who own beneficial interests in a global debt security will do so through participants in the Depository’s securities clearance system, and the rights of these indirect owners will be governed solely by the applicable procedures of the Depository and its participants. Payments on debt securities registered in the name of the Depository or its nominee will be made in immediately available funds to the Depository or such nominee as the registered owner. We and the trustee will treat the Depository or its nominee as the owner of such debt securities for all other purposes as well. Therefore, neither we, the trustee nor any paying agent has any direct responsibility or liability for the payment of any amount due on the debt securities to owners of beneficial interests in such global securities.

Except as set forth in an applicable prospectus supplement, owners of beneficial interests in a global security will not be entitled to have the debt securities represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of certificated debt securities in definitive form and will not be considered to be the owners or holders of any debt securities under such global security. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of the Depository, and, if such person is not a participant in such Depository, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture.

Governing Law

The indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York, except to the extent that the Trust Indenture Act is applicable.

Subordination

The subordinated notes will be unsecured and will be subordinate and junior in priority of payment to certain of our other indebtedness to the extent described in a prospectus supplement. The subordinated indenture does not limit the amount of subordinated notes which we may issue, nor does it limit us from issuing any other secured or unsecured debt.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of shares of common stock, shares of preferred stock or warrants or any combination of such securities.

The applicable prospectus supplement will specify the following terms of any units in respect of which this prospectus is being delivered:

•

the terms of the units and of any of the common stock, preferred stock and warrants comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;

•	a description of the terms of any unit agreement governing the units; and

•	a description of the provisions for the payment, settlement, transfer or exchange of the units.

DELAWARE ANTI-TAKEOVER LAW AND CHARTER PROVISIONS

We are subject to Section 203 of the Delaware General Corporation Law. This provision generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

•	prior to such date, the Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual meeting or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of a corporation, or an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of a corporation at any time within three years prior to the time of determination of interested stockholder status; and any entity or person affiliated with or controlling or controlled by such entity or person.

Our certificate of incorporation and by-laws contain provisions that could have the effect of discouraging potential acquisition proposals or tender offers or delaying or preventing a change in control of our company, including changes a stockholder might consider favorable. In particular, our certificate of incorporation and by-laws, as applicable, among other things, will:

•	provide our Board of Directors with the ability to alter our by-laws without stockholder approval;

•	provide for an advance notice procedure with regard to the nomination of candidates for election as directors and with regard to business to be brought before a meeting of stockholders; and

•	provide that vacancies on our Board of Directors may be filled by a majority of directors in office, although less than a quorum.

Such provisions may have the effect of discouraging a third-party from acquiring our company, even if doing so would be beneficial to its stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and in the policies formulated by them, and to discourage some types of transactions that may involve an actual or threatened change in control of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage some tactics that may be used in proxy fights. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

However, these provisions could have the effect of discouraging others from making tender offers for our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

PLAN OF DISTRIBUTION

We may sell the securities offered through this prospectus (i) to or through underwriters or dealers, (ii) directly to purchasers, including our affiliates, (iii) through agents, or (iv) through a combination of any these methods. The securities may be distributed at a fixed price or prices, which may be changed, market prices prevailing at the time of sale, prices related to the prevailing market prices, or negotiated prices. The prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	the net proceeds from the sale of the securities

•	any delayed delivery arrangements

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers;

•	any commissions paid to agents; and

•	any securities exchange or market on which the securities may be listed.

Sale Through Underwriters or Dealers

Only underwriters named in the prospectus supplement are underwriters of the securities offered by the prospectus supplement.

If underwriters are used in the sale, the underwriters will acquire the securities for their own account, including through underwriting, purchase, security lending or repurchase agreements with us. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions. Underwriters may sell the securities in order to facilitate transactions in any of our other securities (described in this prospectus or otherwise), including other public or private transactions and short sales. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless otherwise indicated in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If dealers are used in the sale of securities offered through this prospectus, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The prospectus supplement will include the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

We may sell the securities offered through this prospectus directly. In this case, no underwriters or agents would be involved. Such securities may also be sold through agents designated from time to time. The prospectus supplement will name any agent involved in the offer or sale of the offered securities and will describe any commissions payable to the agent. Unless otherwise indicated in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. The terms of any such sales will be described in the prospectus supplement.

Delayed Delivery Contracts

If the prospectus supplement indicates, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The applicable prospectus supplement will describe the commission payable for solicitation of those contracts.

Market Making, Stabilization and Other Transactions

Unless the applicable prospectus supplement states otherwise, other than our common all securities we offer under this prospectus will be a new issue and will have no established trading market. We may elect to list offered securities on an exchange or in the over-the-counter market. Any underwriters that we use in the sale of offered securities may make a market in such securities, but may discontinue such market making at any time without notice. Therefore, we cannot assure you that the securities will have a liquid trading market.

Any underwriter may also engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act. Stabilizing transactions involve bids to purchase the underlying security in the open market for the purpose of pegging, fixing or maintaining the price of the securities. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions.

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

General Information

Agents, underwriters, and dealers may be entitled, under agreements entered into with us, to indemnification by us against certain liabilities, including liabilities under the Securities Act. Our agents, underwriters, and dealers, or their affiliates, may be customers of, engage in transactions with or perform services for us, in the ordinary course of business.

LEGAL MATTERS

The validity of the issuance of the securities offered by this prospectus will be passed upon for us by K&L Gates LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements of Fuqi International, Inc. as of December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008 and the effectiveness of the internal control over financial reporting as of December 31, 2008 appearing in Fuqi International, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2008, have been audited by Stonefield Josephson, Inc, Fuqi’s independent registered public accounting firm, as set forth in its reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, along with other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC to register the securities offered hereby under the Securities Act of 1933, as amended. This prospectus does not contain all of the information included in the registration statement, including certain exhibits and schedules. You may obtain the registration statement and exhibits to the registration statement from the SEC at the address listed above or from the SEC’s internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus is part of a registration statement filed with the SEC. The SEC allows us to “incorporate by reference” into this prospectus the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. The following documents were filed with the SEC pursuant to the Exchange Act and are incorporated by reference and made a part of this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC on March 31, 2009, as amended on Form 10-K/A filed with the SEC on May 12, 2009;

•	our Quarterly Report on Form 10-Q for the three months ended March 31, 2009 filed with the SEC on May 15, 2009;

•	our Current Report on Form 8-K filed with the SEC on January 23, 2009;

•	our Current Report on Form 8-K filed with the SEC on June 4, 2009;

•

the description of our Common Stock contained in the our Registration Statement on Form 8-A, as amended (File No. 001-33758), including any amendment or report filed for the purpose of updating such description; and

•

all reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) after the date of this prospectus and prior to the termination of this offering.

Notwithstanding the foregoing, information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits, is not incorporated by reference in this prospectus.

Any statement contained herein or made in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus

We will provide without charge to each person to whom this prospectus is delivered, upon oral or written request, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Written or telephone requests should be directed to: Fuqi International, Inc., 5/F., Block 1, Shi Hua Industrial Zone, Cui Zhu Road North, Shenzhen, 518019, People’s Republic of China; Tel: +86 (755) 2580-1888 Our website address is www.fuqi.com.cn.

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different or additional information. We will not make an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date of those documents.

4,855,000 Shares

Fuqi International, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

                , 2009

William Blair & Company

Oppenheimer & Co.

Cowen and Company

Merriman Curhan Ford & Co.